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Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION ("MD&A")

        This Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") should be read in conjunction with the interim consolidated financial statements of Kinross Gold Corporation ("Kinross" or the "Company") for the period ended June 30, 2006. Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult the Company's annual audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2005 for additional details, which are available on the Company's website www.kinross.com and on www.sedar.com. The interim consolidated financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"). Reconciliation to United States generally accepted accounting principles is provided as a note to the annual audited financial statements. This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as of and for the three and six months ended June 30, 2006. This MD&A has been prepared as of August 2, 2006.

1.     Overview

        The profitability of the Company and its competitors is subject to the world prices of gold and silver and the costs associated with the acquisition of mining interests, exploration and development of mining interests, mining and processing of gold and silver, regulatory and environmental permitting and compliance and general and administrative functions. The prices of gold and silver and many of the costs associated with the Company's construction and operating activities are subject to a multitude of variables outside the Company's control. In order to minimize the impact of price movements, management continually strives to be an efficient, cost-effective producer.

Consolidated Financial and Operating Highlights

	Three months ended June 30,		Q2		Six months ended June 30,		YTD
	2006	2005	Change		2006	2005	Change
(in millions except ounces and per share amounts)
Gold equivalent ounces — produced(a)	385,514	413,597	(7%	)	747,909	824,077	(9%	)
Gold equivalent ounces — sold	403,507	413,306	(2%	)	775,325	829,074	(6%	)
Average realized gold price ($/ounce)	$625	$421	48%		$580	$425	37%
Metal sales	$252.3	$174.6	45%		$450.6	$354.4	27%
Operating earnings (loss)	$73.1	$(0.7)	nm		$95.5	$(0.7)	nm
Net earnings (loss)	$65.6	$(16.4)	nm		$74.5	$(17.3)	nm
Basic earnings (loss) per share	$0.19	$(0.05)	nm		$0.22	$(0.05)	nm
Diluted earnings (loss) per share	$0.19	$(0.05)	nm		$0.21	$(0.05)	nm
Cash flow from operating activities	$94.9	$30.6	210%		$115.0	$57.4	100%

(a)
Gold equivalent ounces include silver ounces produced converted to gold based on the ratio of the average spot market prices for the commodities for each period. This ratio for the three and six months ended June 30, 2006 was 51.26:1 and 53.88:1, respectively, compared with 59.75:1 and 60.51:1 for the three and six months ended June 30, 2005.

(b)
"nm" denotes not meaningful.

2.     Impact of Key Economic Trends

        The MD&A included in Kinross' 2005 Annual Report contains a discussion of the key economic trends that affect the Company and its financial statements. Included in this MD&A is an update that reflects any significant changes since the preparation of the 2005 Annual MD&A.

Price of gold

        The price of gold is the largest single factor in determining profitability and cash flow from operations. During the second quarter of 2006, the average market price of gold was $628 per ounce, compared with an average of $427 per ounce during the comparable period in 2005. During the first half of 2006, the average market price of gold was $590 per ounce, ranging between a low of $525 per ounce to a high of $725 per ounce, compared with an average of $427 per ounce in the first half of 2005. During the first six months of 2006, the Company realized an average price of $580 per ounce on its sale of gold.

U.S. dollar against foreign currencies

        Kinross receives its revenues through the sale of gold in U.S. dollars. However, for the Company's non-U.S. operations, a portion of the operating costs and capital expenditures are denominated in the local currency. Kinross' non-U.S. operations are located in Canada, Brazil, Chile and Russia, and movements in the exchange rate between the currencies of these countries and the U.S. dollar have an impact on profitability and cash flow. During the first half of 2006, compared with the same period in 2005, the Canadian dollar, Brazilian real and Chilean peso were all stronger against the U.S. dollar resulting in increased costs to the Company.

Inflationary cost pressures

        In addition to the weaker U.S. dollar, the Company's profitability has also been negatively impacted by rising development and operating costs with respect to labour, energy and consumables in general. Mining is an energy intensive activity, and energy prices in the form of both fuel and electricity can have a significant impact on operations. Other consumables, such as steel, concrete and tires, have also had a recent increase in price. One of the goals of the Company's focus on continuous improvement is to seek to mitigate the impact of higher consumable prices by extending the life of capital assets and the efficient use of materials and supplies in general.

3.     Outlook

        Gold equivalent ounces produced during the first half of 2006 were on budget, such that the Company expects to meet the previously forecasted annual gold equivalent production of 1.44 million ounces. It is expected that higher commodity and energy costs, along with appreciation of the Canadian dollar, Chilean peso and Brazilian real against the U.S. dollar will continue to negatively impact cost of sales.

4.     Developments

Agreement to acquire Crown Resources Corporation

        On November 20, 2003, Kinross announced that it had executed a definitive acquisition agreement (the "Agreement") with Crown Resources Corporation ("Crown") whereby Kinross would acquire Crown and its wholly owned Buckhorn gold deposit located in north central Washington State, approximately 70 kilometres by road from the Company's Kettle River mill. The original agreement was based on an exchange ratio of 0.2911 of a common share of Kinross for each outstanding common share of Crown and is subject to the effectiveness of a registration statement covering the issuance of common shares filed with the United States Securities and Exchange Commission ("SEC") and approval by Crown shareholders. As a result of a review of the accounting for goodwill in the TVX and Echo Bay transaction, the completion of the registration statement was delayed.

        On January 7, 2005, the Company and Crown announced that the termination date for the Agreement was extended from December 31, 2004 to May 31, 2005. Kinross also agreed to acquire 511,640 newly issued shares of Crown in a private placement for $1.0 million.

        Prior to the revised deadline of May 31, 2005, an amendment has been signed that extended the termination date of the Agreement to March 31, 2006, subject to Kinross filing its 2004 financial statements no later than December 31, 2005. Shareholders of Crown would receive 0.34 shares of Kinross for each share of Crown. A valuation collar was also agreed upon in which the aggregate maximum value of Kinross common shares to be issued to Crown shareholders would be $110.0 million and the minimum value would be $77.5 million, excluding, in both cases, shares of Crown held by Kinross. The Company also agreed to purchase a $10.0 million convertible debenture from Crown. The debenture is convertible into 5.8 million common shares of Crown. In the event the Agreement is terminated, Crown shall have the right to convert all amounts due under this debenture by providing 30 days' notice to Kinross.

        As a result of further delays in filing its financial statements, the Company signed an amendment to extend the termination date from March 31, 2006 to December 31, 2006 and adjust the price that the Company will pay to acquire Crown and the Buckhorn gold deposit. Shareholders of Crown will now receive 0.32 shares of Kinross for each share of

Crown, a decrease of 0.02 over the previous ratio of 0.34 shares, and the valuation collar mentioned above has been removed. Assuming all of the outstanding Crown warrants and options are converted, a total of approximately 14.7 million common shares of Kinross will be issued upon completion of the transaction.

        On April 24, 2006, Kinross filed amended registration statements with the SEC. On July 17, 2006, the Company filed registration statements with the SEC with further amendments. The Company's registration statement in respect of the Crown transaction was declared effective on July 28, 2006 and the proxy statement/prospectus has been mailed to Crown shareholders. A meeting of Crown shareholders has been scheduled for August 31, 2006, where they will vote on the proposed sale of Crown to Kinross.

        On July 14, 2006, the Company loaned Crown $2.0 million in order to buy out the only existing smelter return royalty from a third party covering the ore body at Buckhorn. This loan has a three-year term and bears interest at 11.25%.

Sale of assets and investments

Aquarius Property

        On December 7, 2005, Kinross signed a letter of intent to sell its Aquarius property to St Andrew Goldfields Ltd. ("St Andrew") in exchange for 100.0 million common shares of St Andrew and common share purchase warrants to acquire 25.0 million St Andrew common shares at a price of CDN$0.17 per share for a period of 24 months. Based on a value of approximately $14.3 million for the consideration to be received and a carrying value for the Aquarius property of $51.1 million, the Company recorded an impairment charge to the carrying value of property, plant and equipment and goodwill of $36.8 million in 2005. At December 31, 2005 the Aquarius property was considered an asset held for sale. On May 10, 2006, the Company closed the sale of the Aquarius property to St Andrew whereby the Company received proceeds which consisted of 100.0 million common shares and 25.0 million common share purchase warrants, recording a gain on the sale of $0.1 million. Subsequently, St Andrew completed a 20 to 1 share consolidation and as a result, Kinross held 5.0 million common shares and 1.25 million common share purchase warrants as at June 30, 2006.

Bolder Opportunity Limited Partnership

        The Company sold 1,000 units of Bolder Opportunity Limited Partnership on May 24, 2006 for proceeds of $2.4 million, recording a gain of $1.6 million.

Kinross Forrest

        On June 27, 2006, the Company received 5,751,500 shares of Katanga Mining Limited ("Katanga") in exchange for its interest in Kinross Forrest Ltd. ("KF Ltd."). At that time, Kinross held an 11.67% in KF Ltd. As at June 30, 2006, Kinross held a 7.50% interest in Katanga. No gain or loss was recorded on this transaction. For additional details please refer to Note 3 "Consolidated financial statement details, Long-term investments" of the accompanying consolidated financial statements.

Lupin Mine

        On June 19, 2006, Kinross signed a definitive agreement to sell the Lupin mine in the Territory of Nunavut to Wolfden Resources Inc. ("Wolfden"). Upon completion of this transaction Wolfden will own the mine and the related property, Kinross will be relieved of its obligation to reclaim the mine site, and deliver a CDN $3.0 million standby letter of credit. If the Lupin mill is demolished by Wolfden without restarting the mill, the letter of credit will be drawn on to help fund the demolition costs.

Blanket Mine

        The Company concluded its sale of the Blanket mine to Caledonia Mining Corporation ("Caledonia") on July 5, 2006.

George/Goose Lake Property

        The Company sold its interest in the George/Goose Lake property to Dundee Precious Metals Inc. on July 25, 2006.

5.     Consolidated Financial Results for the Three and Six Months Ended June 30, 2006

Summary of consolidated financial and operating performance

	Three months ended June 30,		Q2		Six months ended June 30,		YTD
	2006	2005	Change		2006	2005	Change
(in millions except ounces and per share amounts)
Gold equivalent ounces — sold	403,507	413,306	(2%	)	775,325	829,074	(6%	)
Gold ounces — sold	385,917	399,825	(3%	)	742,235	800,939	(7%	)
Silver ounces — sold	890,561	803,913	11%		1,782,916	1,702,367	5%
Average realized gold price ($/ounce)	$625	$421	48%		$580	$425	36%
Gold sales — revenue	$242.5	$170.9	42%		$438.8	$343.1	28%
Gold deferred revenue (expense) realized	$(1.3)	$(2.5)	48%		$(8.2)	$(2.8)	(193%	)
Silver sales revenue	$11.1	$6.2	79%		$20.0	$14.1	42%

Total metal sales	$252.3	$174.6	45%		$450.6	$354.4	27%
Operating earnings (loss)	$73.1	$(0.7)	nm		$95.5	$(0.7)	nm
Net earnings (loss)	$65.6	$(16.4)	nm		$74.5	$(17.3)	nm
Basic earnings (loss) per share	$0.19	$(0.05)	nm		$0.22	$(0.05)	nm
Diluted earnings (loss) per share	$0.19	$(0.05)	nm		$0.21	$(0.05)	nm

	As at June 30, 2006	As at December 31, 2005
Cash and cash equivalents	$149.0	$97.6
Current assets	$294.3	$241.9
Total assets	$1,785.8	$1,698.1
Current liabilities	$173.7	$177.9
Total liabilities	$622.9	$622.0
Shareholders' equity	$1,162.9	$1,076.1

Second quarter 2006 vs. second quarter 2005

  •
  The Company's share of gold equivalent ounces sold for the three months ended June 30, 2006 was 2% lower than in the corresponding period in 2005. Increased ounces were sold at Fort Knox, La Coipa, Crixás, Paracatu and Refugio, while there were decreases at Round Mountain, Musselwhite, the Porcupine Joint Venture, Kubaka and Kettle River.

  •
  Revenues from metal sales increased by 45% over the same quarter in 2005 as a result of higher realized gold prices, even though gold equivalent ounces sold decreased by 2%. The Company sold 385,917 ounces of gold at an average realized gold price of $625 per ounce, compared with 399,825 ounces of gold sold at an average realized price of $421 per ounce during the same quarter in 2005.

  •
  Due to the increased average realized gold price, and despite slightly lower production, the Company recorded operating earnings of $73.1 million during the quarter, compared with an operating loss of $0.7 million during the same quarter in 2005. The increased revenue along with lower depreciation, depletion and amortization were partially offset by higher operating costs and increased general and administrative expenses. Depreciation, depletion and amortization expenses were lower at Fort Knox primarily as a result of impairment charges taken in 2005 and at Round Mountain due to increased reserves.

  •
  Cost of sales increased 13% in 2006 over the same quarter in 2005 due to increases in input commodity prices and the appreciation of local currencies in non-U.S. countries where the Company has operations, offset in part by reduced levels of production.

  •
  The Company recorded net earnings of $65.6 million, or $0.19 per share, compared with a net loss of $16.4 million, or $0.05 per share, during the second quarter of 2005. The increase in earnings from operations along with a reduction in other net expenses was partially offset by an increase in the tax provision.

  •
  Cash flow provided by operating activities increased by 210% to $94.9 million in the three months ended June 30, 2006, from $30.6 million in the three months ended June 30, 2005. Cash flow provided by operating activities increased as a result of higher earnings, largely due to higher gold prices. Cash flow also increased due to a decrease in working capital requirements as compared to the same period in 2005.

First half of 2006 vs. first half of 2005

  •
  The Company's share of gold equivalent ounces sold for the six months ended June 30, 2006 was 6% lower than in the corresponding period in 2005. Increased ounces were sold at Fort Knox, Crixás, Paracatu and Refugio. There were decreases at Round Mountain, La Coipa, Musselwhite and the Porcupine Joint Venture along with Kubaka due to the winding down of operations, and at Lupin and Kettle River due to planned shutdowns.

  •
  Revenues from metal sales increased by 27% period-over-period despite the 6% reduction in gold equivalent ounces sold due to higher average realized gold prices. The Company sold 742,235 ounces of gold at a realized gold price of $580 per ounce in the first half of 2006, compared with 800,939 ounces of gold sold at an average realized price of $425 per ounce in 2005.

  •
  As a result of the higher average realized gold price, the Company recorded operating earnings of $95.5 million in the first six months of 2006, compared with an operating loss of $0.7 million in the same period in 2005. Other items contributing to the increase in operating earnings was a reduction in depreciation, depletion and amortization due to the lower carrying value of property, plant and equipment at Fort Knox as a result of an impairment charge recorded in 2005 and higher reserves at Round Mountain. This was partially offset by an increase in cost of sales, exploration and business development and general and administrative expenses.

  •
  Cost of sales increased across all reportable operating segments with the exception of La Coipa. Higher costs were the result of higher input commodity costs and the impact of the appreciation of local currencies in non-U.S. countries where the Company has operations.

  •
  During the first half of 2006, the Company recorded net earnings of $74.5 million compared with a net loss of $17.3 million in the comparable period in 2005. Net earnings increased due to stronger operating earnings partially offset by higher income and mining taxes.

  •
  Cash flow provided by operating activities increased by 100% to $115.0 million in the first half of 2006 from $57.4 million during the same period in 2005. The increase was primarily due to higher revenues offset in part by higher operating expenses, increases in exploration and business development and increases in general and administrative expenses. Cash increased to $149.0 million as at June 30, 2006, from $97.6 million at December 31, 2005.

Segment earnings (loss)

	Three months ended June 30,		Q2 2006 vs 2005			Six months ended June 30,		YTD 2006 vs 2005
	2006	2005	Change $	Change %		2006	2005	Change $	Change %
(in millions)
Operating Segments
Fort Knox	$32.6	$4.6	$28.0	609%		$41.7	$9.2	$32.5	353%
Round Mountain	27.9	5.0	22.9	458%		45.6	9.3	36.3	390%
La Coipa	5.5	(1.5)	7.0	nm		10.5	(1.4)	11.9	nm
Crixas	7.6	3.8	3.8	100%		13.3	7.6	5.7	75%
Paracatu	8.0	(0.3)	8.3	nm		14.0	1.8	12.2	678%
Musselwhite	0.9	(2.0)	2.9	nm		(0.1)	(3.1)	3.0	97%
Porcupine Joint Venture	6.2	3.9	2.3	59%		6.0	6.7	(0.7)	(10%	)
Refugio	4.2	0.2	4.0	nm		9.9	0.9	9.0	nm
Other operations(a)	(2.3)	1.1	(3.4)	nm		(7.2)	0.1	(7.3)	nm
Corporate & Other	(17.5)	(15.5)	(2.0)	(13%	)	(38.2)	(31.8)	(6.4)	(20%	)

Total	$73.1	$(0.7)	$73.8	nm		$95.5	$(0.7)	$96.2	nm

(a)
Other operations include Kettle River, Kubaka and Gurupi.

Mining operations

Fort Knox (100% ownership and operator) — Alaska, U.S.A

	Three months ended June 30,		Q2 2006 vs 2005			Six months ended June 30,		YTD 2006 vs 2005
	2006	2005	Change	Change %		2006	2005	Change	Change %
Operating Statistics
Tonnes processed (000's)	3,423	3,313	110	3%		6,606	6,320	286	5%
Grade (grams/tonne)	1.06	0.94	0.12	13%		0.99	0.91	0.08	9%
Recovery (%)	85.2%	86.5%	(1.3%)	(2%	)	85.3%	86.8%	(1.5%)	(2%	)
Gold equivalent ounces
Produced	99,437	86,426	13,011	15%		179,114	160,379	18,735	12%
Sold	110,308	87,632	22,676	26%		177,916	158,508	19,408	12%
Financial data (in millions)
Metal sales	$69.2	$37.6	$31.6	84%		$106.3	$68.1	$38.2	56%
Cost of sales(a)	29.5	23.1	6.4	28%		51.0	40.6	10.4	26%
Accretion and reclamation expense	0.3	0.3	—	0%		0.6	0.6	—	0%
Depreciation, depletion and amortization	6.6	9.3	(2.7)	(29%	)	12.6	17.0	(4.4)	(26%	)

	$32.8	$4.9	$27.9	569%		$42.1	$9.9	$32.2	325%
Exploration	0.1	0.1	—	0%		0.2	0.2	—	0%
Other	0.1	0.2	(0.1)	(50%	)	0.2	0.5	(0.3)	(60%	)

Segment earnings	$32.6	$4.6	$28.0	609%		$41.7	$9.2	$32.5	353%

(a)
Cost of sales excludes accretion, depreciation, depletion and amortization.

Second quarter 2006 vs. second quarter 2005

  •
  Gold equivalent production increased 15% to 99,437 ounces in the second quarter of 2006, compared to the corresponding period, reflecting a higher grade and an increase in the number of tonnes processed, partially offset by a lower recovery as a result of a zone of metallurgically complex ore being processed.

  •
  Revenues from metal sales improved by 84% as the number of ounces sold increased by 26% and the Company realized higher gold prices.

  •
  Cost of sales increased by 28% largely due to a higher number of ounces sold and increases in the cost of fuel and freight, along with higher maintenance supplies.

  •
  Depreciation, depletion and amortization expense was lower by 29% despite an increase of 22,676 gold equivalent ounces sold as compared to the second quarter in 2005, primarily due to the lower carrying value of property, plant and equipment as a result of an impairment charge of $141.8 million recorded in 2005.

First half 2006 vs. first half 2005

  •
  Gold equivalent production in the first half of 2006 was higher by 12% as compared to the first half of 2005 due to improved grades and an increase in the number of tonnes processed due to resolution of 2005 slope instability issues, partially offset by lower recovery as a result of a zone of metallurgically complex ore being processed.

  •
  Revenues from metal sales increased by 56% due to a 12% increase in the number of ounces being sold and a higher realized gold price.

  •
  Cost of sales increased by 26% in the first half of 2006 as compared with the first half of 2005. This was due to an increase in the number of ounces sold, increases in the cost of fuel, freight and maintenance supplies.

  •
  Depreciation, depletion and amortization decreased by 26% in the first half of 2006 compared to the same period in 2005 as a result of the lower carrying value of property, plant and equipment due to the impairment charge recorded in 2005.

Round Mountain (50% ownership and operator) — Nevada, U.S.A

	Three months ended June 30,		Q2 2006 vs 2005			Six months ended June 30,		YTD 2006 vs 2005
	2006	2005	Change	Change %		2006	2005	Change	Change %
Operating Statistics
Tonnes processed (000's)(a)	11,210	15,892	(4,682)	(29%	)	24,191	32,388	(8,197)	(25%	)
Grade Mined (grams/tonne)	0.72	0.79	(0.07)	(9%	)	0.65	0.72	(0.07)	(10%	)
Gold equivalent ounces
Produced	88,469	100,745	(12,276)	(12%	)	173,560	196,138	(22,578)	(12%	)
Sold	86,555	93,647	(7,092)	(8%	)	180,622	186,491	(5,869)	(3%	)
Financial data (in millions)
Metal sales	$55.3	$39.5	$15.8	40%		$107.0	$79.4	$27.6	35%
Cost of sales(b)	23.4	22.9	0.5	2%		51.0	47.0	4.0	9%
Accretion and reclamation expense	0.4	0.4	—	0%		0.8	0.9	(0.1)	(11%	)
Depreciation, depletion and amortization	2.1	10.8	(8.7)	(81%	)	7.7	21.7	(14.0)	(65%	)

	$29.4	$5.4	$24.0	444%		$47.5	$9.8	$37.7	385%
Exploration	1.5	0.4	1.1	275%		1.9	0.5	1.4	280%
Other	—	—	—	0%		—	—	—	0%

Segment earnings	$27.9	$5.0	$22.9	458%		$45.6	$9.3	$36.3	390%

(a)
Tonnes processed represent 100% interest.

(b)
Cost of sales excludes accretion, depreciation, depletion and amortization.

Second quarter 2006 vs. second quarter 2005

  •
  Gold equivalent production was lower, since tonnes processed were lower by 29% due to a mill liner change that occurred later than originally planned, unscheduled maintenance, loader availability issues and processing of lower grade stockpiles.

  •
  Revenues from metal sales were up 40% due to a higher realized gold price, which was partially offset by a reduction in the number of ounces sold.

  •
  Cost of sales was up by 2% in the second quarter of 2006 as compared to the second quarter in 2005, even though fewer ounces were sold, due to higher costs for fuel, cyanide and electricity. Royalties also increased as a direct result of the higher gold prices.

  •
  Depreciation, depletion and amortization was lower in the second quarter of 2006 as compared to the same period in 2005 due to the increase in reserves recorded at the end of 2005.

First half 2006 vs. first half 2005

  •
  Gold equivalent production was lower during the first half of 2006 due to lower grade ore and fewer tonnes processed. Tonnes processed were lower during the first half of 2006 due to reduced loader availability, crusher downtime, mill liner change, unscheduled maintenance and weather-related delays, compared to the first half of 2005.

  •
  Revenues from metal sales increased 35% as a result of higher realized gold prices even though production levels were reduced.

  •
  Cost of sales was up 9% during the first half of 2006 due to increased royalties resulting from higher gold prices, and increased costs for fuel, cyanide and electricity.

  •
  Depreciation, depletion and amortization was lower in the first half of 2006 as compared to the same period in 2005 due to the increase in reserves recorded at the end of 2005.

La Coipa (50% ownership, Goldcorp 50%, operator) — Chile

	Three months ended June 30,		Q2 2006 vs 2005			Six months ended June 30,		YTD 2006 vs 2005
	2006	2005	Change	Change %		2006	2005	Change	Change %
Operating Statistics
Tonnes processed (000's)(a)	1,477	1,586	(109)	(7%	)	3,054	3,288	(234)	(7%	)
Grade (grams/tonne)
— Gold	0.82	0.95	(0.13)	(14%	)	1.01	0.97	0.04	4%
— Silver	54.47	45.25	9.22	20%		56.40	46.16	10.24	22%
Recovery (%)
— Gold	81.8%	79.3%	2.5%	3%		82.5%	80.6%	1.9%	2%
— Silver	63.0%	57.2%	5.8%	10%		57.5%	57.5%	0.0%	0%
Gold equivalent ounces
Produced	32,519	30,352	2,167	7%		71,146	64,376	6,770	11%
Sold	33,366	33,251	115	0%		73,432	74,710	(1,278)	(2%	)
Financial data (in millions)
Metal sales	$21.1	$14.2	$6.9	49%		$43.6	$31.8	$11.8	37%
Cost of sales(b)	10.8	11.6	(0.8)	(7%	)	22.1	24.1	(2.0)	(8%	)
Accretion and reclamation expense	0.3	0.1	0.2	200%		0.5	0.2	0.3	150%
Depreciation, depletion and amortization	3.4	3.7	(0.3)	(8%	)	9.0	8.1	0.9	11%

	$6.6	$(1.2)	$7.8	nm		$12.0	$(0.6)	$12.6	nm
Exploration	0.5	0.3	0.2	67%		0.9	0.5	0.4	80%
Other	0.6	—	0.6	nm		0.6	0.3	0.3	100%

Segment earnings	$5.5	$(1.5)	$7.0	nm		$10.5	$(1.4)	$11.9	nm

(a)
Tonnes processed represent 100% interest.

(b)
Cost of sales excludes accretion, depreciation, depletion and amortization.

        In the second quarter of 2006, Goldcorp Inc. acquired the 50% interest in La Coipa from Barrick Gold Corporation.

Second quarter 2006 vs. second quarter 2005

  •
  Gold equivalent production increased 7% during the second quarter of 2006 largely due to higher grades of silver ore from the Coipa Norte pit.

  •
  Revenue from metal sales increased 49% primarily as a result of higher realized gold and silver prices.

  •
  Cost of sales decreased by 7% even though gold equivalent ounces sold remained constant due to higher stripping costs expensed in 2005, partially offset by increases in input commodity costs.

  •
  Depreciation, depletion and amortization decreased by 8% in the second quarter of 2006 as compared to the same period in 2005, primarily due to a decrease in gold production, which is the basis for the depreciation, depletion and amortization determination. This decrease was offset in part by decreased reserves recorded at the end of 2005.

First half 2006 vs. first half 2005

  •
  Gold equivalent production increased 11% during the first half of 2006 largely due to higher grades of silver ore from the Coipa Norte pit.

  •
  Revenues from metal sales increased in the first half of 2006 by 37% as compared to the first half of 2005 primarily due to higher realized gold prices.

  •
  Cost of sales decreased by 8% during the first half of 2006 due to higher stripping costs expensed in 2005 which were offset in part by increases in input commodity costs.

  •
  Depreciation, depletion and amortization increased 11% primarily as a result of decreased reserves recorded at the end of 2005. This increase was partially offset by lower levels of gold production, which is the basis for the depreciation, depletion and amortization determination.

Crixás (50% ownership, AngloGold Ashanti 50%, operator) — Brazil

	Three months ended June 30,		Q2 2006 vs 2005			Six months ended June 30,		YTD 2006 vs 2005
	2006	2005	Change	Change %		2006	2005	Change	Change %
Operating Statistics
Tonnes processed (000's)(a)	203	187	16	9%		401	375	26	7%
Grade (grams/tonne)	7.84	8.43	(0.59)	(7%	)	7.90	8.40	(0.50)	(6%	)
Recovery (%)	95.6%	95.3%	0.3%	0%		95.4%	95.5%	(0.1%)	0%
Gold equivalent ounces
Produced	24,424	24,153	271	1%		48,545	48,345	200	0%
Sold	25,779	24,895	884	4%		49,717	49,049	668	1%
Financial data (in millions)
Metal sales	$16.1	$10.7	$5.4	50%		$29.3	$21.0	$8.3	40%
Cost of sales(b)	5.2	3.7	1.5	41%		9.7	7.2	2.5	35%
Accretion and reclamation expense	0.1	0.1	—	0%		0.1	0.1	—	0%
Depreciation, depletion and amortization	3.2	3.1	0.1	3%		6.0	6.0	—	0%

	$7.6	$3.8	$3.8	100%		$13.5	$7.7	$5.8	75%
Exploration	0.2	—	0.2	nm		0.3	0.1	0.2	200%
Other	(0.2)	—	(0.2)	nm		(0.1)	—	(0.1)	nm

Segment earnings	$7.6	$3.8	$3.8	100%		$13.3	$7.6	$5.7	75%

(a)
Tonnes processed represent 100% interest.

(b)
Cost of sales excludes accretion, depreciation, depletion and amortization.

Second quarter 2006 vs. second quarter 2005

  •
  Gold production remained steady during the second quarter of 2006, compared with the corresponding period in 2005, with the increase in tonnes processed offset by a lower grade caused by variability of the vein ore.

  •
  Higher revenues from metal sales were primarily the result of a higher realized gold price and a higher number of ounces sold compared to the second quarter of 2005.

  •
  Cost of sales increased by 41% compared to the same period in 2005 as a result of a 13% appreciation of the Brazilian real against the U.S. dollar, higher unrecoverable VAT and an adjustment to stockpile valuation. Cost of sales was also impacted by an increased cost of fuel, power, lubricant and spare parts.

First half 2006 vs. first half 2005

  •
  Gold production remained steady during the first half of 2006, compared with the corresponding period in 2005 as a result of an increase in tonnage offset by a lower grade of ore.

  •
  Higher revenues from metal sales were primarily the result of a higher realized gold price.

  •
  Cost of sales increased during the first half of 2006 by 35%, compared with the same period in 2005 due to the appreciation of the Brazilian real against the U.S. dollar. Costs also increased due to unrecoverable VAT, an adjustment to stockpile valuation, and an increased cost of fuel, power, lubricants and spare parts.

Paracatu (100% ownership and operator) — Brazil

	Three months ended June 30,		Q2 2006 vs 2005			Six months ended June 30,		YTD 2006 vs 2005
	2006	2005	Change	Change %		2006	2005	Change	Change %
Operating Statistics
Tonnes processed (000's)	4,278	3,990	288	7%		8,611	7,890	721	9%
Grade (grams/tonne)	0.41	0.45	(0.04)	(9%	)	0.40	0.43	(0.03)	(7%	)
Recovery (%)	77.6%	77.0%	0.6%	1%		78.0%	77.0%	1.0%	1%
Gold equivalent ounces
Produced	44,465	43,252	1,213	3%		87,365	83,861	3,504	4%
Sold	43,620	40,831	2,789	7%		89,747	84,315	5,432	6%
Financial data (in millions)
Metal sales	$27.0	$17.4	$9.6	55%		$52.2	$36.0	$16.2	45%
Cost of sales(a)	14.6	11.3	3.3	29%		29.7	23.6	6.1	26%
Accretion and reclamation expense	0.2	0.2	—	0%		0.4	0.4	—	0%
Depreciation, depletion and amortization	3.4	4.4	(1.0)	(23%	)	6.2	8.0	(1.8)	(23%	)

	$8.8	$1.5	$7.3	487%		$15.9	$4.0	$11.9	298%
Exploration	0.1	1.8	(1.7)	(94%	)	0.5	2.2	(1.7)	(77%	)
Other	0.7	—	0.7	nm		1.4	—	1.4	nm

Segment earnings	$8.0	$(0.3)	$8.3	nm		$14.0	$1.8	$12.2	678%

(a)
Cost of sales excludes accretion, depreciation, depletion and amortization.

Second quarter 2006 vs. second quarter 2005

  •
  Gold production in the second quarter of 2006 increased by 3% over the corresponding period in 2005 as a result of higher recovery and higher throughput, offset in part by a lower grade.

  •
  Revenues from metal sales increased by 55% as compared to the corresponding quarter in 2005, due to a higher realized gold price and slight increase in the number of ounces sold.

  •
  Cost of sales increased by 29% over the same period in 2005. This increase was due to the appreciation of the Brazilian real against the U.S. dollar and higher costs for mill balls, power, and production taxes over the comparable quarter.

  •
  Due to the increase in reserves recorded in 2005, the life of the mine has been extended, thereby reducing depreciation, depletion and amortization expense in the second quarter of 2006 as compared to the same period in 2005.

First half 2006 vs. first half 2005

  •
  During the first half of 2006, gold production increased by 4% compared with the first half of 2005 as a result of higher throughput, offset in part by a lower grade.

  •
  Metal sales revenues increased by 45% compared with the first half of 2005 as a result of higher gold prices and an increase in the number of ounces sold.

  •
  Cost of sales increased 26% over the first half of 2005 as a result of high production levels, appreciation of the Brazilian real and increased energy and consumable costs.

  •
  As a result of the increase in reserves recorded in 2005 the life of the mine has been extended, thereby reducing depreciation, depletion and amortization expense in the first half of 2006 as compared to the first half of 2005.

Musselwhite (31.93% ownership, Goldcorp 68.07%, operator) — Ontario, Canada

	Three months ended June 30,		Q2 2006 vs 2005			Six months ended June 30,		YTD 2006 vs 2005
	2006	2005	Change	Change %		2006	2005	Change	Change %
Operating Statistics
Tonnes processed (000's)(a)	322	359	(37)	(10%	)	676	714	(38)	(5%	)
Grade (grams/tonne)	5.65	5.60	0.05	1%		5.16	5.80	(0.64)	(11%	)
Recovery (%)	95.4%	95.3%	0.1%	0%		94.8%	95.4%	(0.6%)	(1%	)
Gold equivalent ounces
Produced	17,631	19,403	(1,772)	(9%	)	33,799	40,947	(7,148)	(17%	)
Sold	18,801	21,300	(2,499)	(12%	)	35,661	41,640	(5,979)	(14%	)
Financial data (in millions)
Metal sales	$11.8	$9.0	$2.8	31%		$21.1	$17.8	$3.3	19%
Cost of sales(b)	7.8	6.9	0.9	13%		15.0	13.3	1.7	13%
Accretion and reclamation expense	0.1	0.1	—	0%		0.1	0.1	—	0%
Depreciation, depletion and amortization	2.8	3.3	(0.5)	(15%	)	5.2	6.4	(1.2)	(19%	)

	$1.1	$(1.3)	$2.4	185%		$0.8	$(2.0)	$2.8	140%
Exploration	0.2	0.7	(0.5)	(71%	)	0.9	1.1	(0.2)	(18%	)

Segment loss	$0.9	$(2.0)	$2.9	145%		$(0.1)	$(3.1)	$3.0	97%

(a)
Tonnes processed represent 100% interest.

(b)
Cost of sales excludes accretion, depreciation, depletion and amortization.

        In the second quarter of 2006, Goldcorp Inc. acquired the 68.07% interest in Musselwhite from Barrick Gold Corporation.

Second quarter 2006 vs. second quarter 2005

  •
  Gold equivalent production during the second quarter of 2006 was lower by 9% than in the same period in 2005 due to equipment and labour availability, weather-related issues and delays related to localized ground conditions.

  •
  Metal sales were up by 31% due to higher gold prices, which was partially offset by a reduction in the number of ounces sold.

  •
  Cost of sales increased by 13% due to an increase in underground mining and development costs and the appreciation in the Canadian dollar against the U.S. dollar during the second quarter of 2006, compared to 2005.

  •
  Depreciation, depletion and amortization in the second quarter of 2006 was lower than in the same period in 2005 as a result of 12% fewer ounces sold and an increase in the reserves recorded in 2005.

First half 2006 vs. first half 2005

  •
  For the first six months of 2006, gold equivalent production was lower than in the first half of 2005 as a result of equipment and labour availability, weather-related issues and delays related to localized ground conditions.

  •
  Revenues from metal sales increased by 19% due to higher realized gold prices which was offset in part by a reduction in ounces sold.

  •
  Cost of sales increased by 13% due to an increase in underground mining and development costs and were also negatively impacted by the appreciation in the Canadian dollar against the U.S. dollar during the first half of 2006, compared to 2005.

  •
  Depreciation, depletion and amortization in the first half of 2006 was lower than in the first half of 2005 as a result of 14% fewer ounces sold and an increase in the reserves recorded in 2005.

Porcupine Joint Venture (49% interest, Goldcorp Inc. 51%, operator) — Ontario, Canada

	Three months ended June 30,		Q2 2006 vs 2005			Six months ended June 30,		YTD 2006 vs 2005
	2006	2005	Change	Change %		2006	2005	Change	Change %
Operating Statistics
Tonnes processed (000's)(a)	1,088	1,094	(6)	(1%	)	2,085	2,168	(83)	(4%	)
Grade (grams/tonne)	2.57	3.12	(0.55)	(18%	)	2.38	3.13	(0.75)	(24%	)
Recovery (%)	92.0%	94.1%	(2.1%)	(2%	)	91.3%	93.1%	(1.8%)	(2%	)
Gold equivalent ounces
Produced	39,713	51,474	(11,761)	(23%	)	69,845	104,365	(34,520)	(33%	)
Sold	43,299	52,600	(9,301)	(18%	)	75,452	102,660	(27,208)	(27%	)
Financial data (in millions)
Metal sales	$26.8	$22.6	$4.2	19%		$44.6	$44.6	$—	0%
Cost of sales(b)	15.9	13.4	2.5	19%		30.0	26.7	3.3	12%
Accretion and reclamation expense	0.4	0.3	0.1	33%		0.9	0.5	0.4	80%
Depreciation, depletion and amortization	3.1	3.9	(0.8)	(21%	)	5.4	8.6	(3.2)	(37%	)

	$7.4	$5.0	$2.4	48%		$8.3	$8.8	$(0.5)	(6%	)
Exploration	1.2	0.9	0.3	33%		2.0	1.9	0.1	5%
Other	—	0.2	(0.2)	(100%	)	0.3	0.2	0.1	50%

Segment earnings	$6.2	$3.9	$2.3	59%		$6.0	$6.7	$(0.7)	(10%	)

(a)
Tonnes processed represent 100% interest.

(b)
Cost of sales excludes accretion, depreciation, depletion and amortization.

        In the second quarter of 2006, Goldcorp Inc. acquired the 51% interest in the Porcupine Joint Venture from Barrick Gold Corporation.

Second quarter 2006 vs. second quarter 2005

  •
  Gold production for the second quarter of 2006 was 23% lower than in the second quarter of 2005, largely due to a lower grade, as mining in the higher grade Dome pit was completed in the fourth quarter of 2005 and the actual mined grade at Pamour was lower than anticipated. Metallurgical recovery was 2% lower, which also reflected the lower grade Pamour ore.

  •
  Despite selling 18% fewer gold equivalent ounces, revenue from metal sales increased by 19% due to higher gold prices realized by the Company.

  •
  Compared to the second quarter of 2006, cost of sales increased by 19% as a result of higher power costs and the appreciation in the Canadian dollar against the U.S. dollar compared with the second quarter of 2005.

  •
  Depreciation, depletion and amortization decreased by 21% from the same period in 2005 as a result of fewer ounces sold at a lower depreciation rate on a per ounce basis.

First half 2006 vs. first half 2005

  •
  Gold production for the first half of 2006 was 33% lower than in the first half of 2005, largely due to a lower grade, as mining in the higher grade Dome pit was completed in the fourth quarter of 2005 and the actual mined grade at Pamour was lower than anticipated. In addition, tonnes processed were down by 4% and recovery was 2% lower, reflecting the lower grade Pamour ore.

  •
  Revenues from metal sales remained unchanged from the first half of 2006 as compared to the same period in 2005, even though ounces sold decreased by 27%, due to higher realized gold prices in 2006.

  •
  In the first half of 2006, cost of sales increased by 12% as a result of higher power costs along with the appreciation in the Canadian dollar against the U.S. dollar, compared with the first half of 2005.

  •
  Depreciation, depletion and amortization decreased by 37% as a result of fewer ounces sold at a lower depreciation rate on a per ounce basis.

Refugio (50% ownership and operator) — Chile

        The Refugio mine went into production in the second half of 2005 and achieved its targeted production rate in November 2005. As a result, comparative amounts from the first half of 2005 are not meaningful.

        During the second quarter of 2006, 26,925 gold equivalent ounces were sold generating revenues of $17.1 million and operating earnings of $4.2 million. Ore to heaps in the second quarter of 2006 was 3,741,300 tonnes, an average of 41,113 tonnes per day, reflecting favourable weather conditions permitting a full quarter's production. The average grade was 0.74 grams per tonne. Cost of sales was $10.2 million and depreciation, depletion and amortization was $2.0 million.

        In the first half of 2006, 58,873 gold equivalent ounces were sold totalling $34.9 million in revenue and generating earnings of $9.9 million. Ore to heaps was 6,865,700 tonnes in the first half of 2006 at an average grade of 0.72 grams per tonne. Cost of sales was $20.9 million and depreciation, depletion and amortization was $3.3 million.

Other operating segments

Kubaka (98.1% ownership and operator) — Russia

        All mining activities at Kubaka and Birkachan were completed by June 2005, with only stockpiles remaining to be processed. During the second quarter and first half of 2006, the mine sold 11,593 and 27,126 gold equivalent ounces, respectively.

Kettle River (100% ownership and operator) — U.S.A.

        There was no production at the Kettle River mine in the first half of 2006 as mining at Emanuel Creek was completed in November 2005 and the mill was temporarily shut down. Gold equivalent production was 19,869 ounces and 38,635 ounces during the second quarter and first half of 2005, respectively. With the mine on care and maintenance, the remaining staff focussed on the permitting and engineering of the Buckhorn mine during the quarter. Construction of the Buckhorn mine is expected to commence once permitting and the acquisition of Crown is completed.

Exploration and business development

        Exploration and business development expenses increased for the three and six months ended June 30, 2006 from the same periods in 2005. Expenses were $9.4 million and $16.9 million, respectively, compared with $6.4 million and $11.3 million for the corresponding periods in 2005. Aggregate exploration and business development expenses are expected to be $30.0 million for the year. The focus of the Company's exploration program is to replace and increase reserves at existing mines and increase reserves at its development projects.

General and administrative

        General and administrative costs include corporate office expenses related to the overall management of the business which are not part of direct mine operating costs. General and administrative expense for the three and six months ended June 30, 2006 was $14.7 million and $24.8 million, respectively, compared with $10.7 million and $20.9 million in the corresponding periods in 2005. The increase was primarily the result of higher personnel costs, stock-based compensation expense, and a strengthening Canadian dollar as compared to the U.S. dollar.

Other income (expense) — net

	Three months ended June 30,		Q2 2006 vs 2005			Six months ended June 30,		YTD 2006 vs 2005
(in millions)	2006	2005	Change $	Change %		2006	2005	Change $	Change %
Interest and other income	$1.6	$1.6	—	0%		$3.3	$3.5	(0.2)	(6%	)
Interest expense	(2.2)	(1.7)	(0.5)	(29%	)	(4.7)	(3.6)	(1.1)	(31%	)
Foreign exchange losses	(1.2)	(14.6)	13.4	92%		(10.6)	(12.9)	2.3	18%
Non-hedge derivative gains	2.5	0.1	2.4	nm		—	0.1	(0.1)	(100%	)

Other income (expense) — net	$0.7	$(14.6)	15.3	nm		$(12.0)	$(12.9)	0.9	7%

Interest expense

        Interest expense totalled $2.2 million and $4.7 million, respectively, for the three and six months ended June 30, 2006, compared with $1.7 million and $3.6 million during the corresponding period in 2005. The increased interest expense is the result of increased debt and higher interest rates. Total long-term debt at June 30, 2006 was $163.2 million, compared to $157.8 million at June 30, 2005. The Company capitalized interest of $1.2 million during the first half of 2006 relating to capital development projects at Fort Knox and Round Mountain.

Non-hedge derivative gains and losses

        The Company had written call options outstanding on 255,000 gold ounces at an average strike price of $522 per ounce at December 31, 2005. In the first quarter of 2006, the Company closed out net positions on written call options of 155,000 gold ounces resulting in a realized loss of $6.9 million. During the first quarter of 2006, the Company also recognized a net unrealized loss of $2.5 million on written call options outstanding at March 31, 2006 on 100,000 gold ounces for a total loss of $9.4 million. In the second quarter of 2006, the Company closed out the remaining 100,000 gold call options, having an average strike price of $530, by paying a premium of $5.0 million. This resulted in reversing the unrealized loss of $2.5 million from the first quarter of 2006 and recording a realized loss of $1.3 million for a $1.2 million gain during the second quarter of 2006. The result of closing all of the call options on the results for the first half of 2006 was an $8.2 million loss.

Foreign exchange gains (losses)

        During the second quarter of 2006, the Company recorded a loss of $1.2 million on foreign exchange, compared to a loss of $14.6 million in the corresponding period in 2005. A foreign exchange loss of $10.6 million was recorded year-to-date in 2006, versus a loss of $12.9 million in the same period in 2005. The losses on foreign exchange are largely the result of the impact of strengthening foreign currencies on net monetary liabilities in the Company's non-U.S. operations.

Income and mining taxes

        The Company is subject to tax in various jurisdictions including Canada, the United States, Russia, Brazil and Chile. The Company has substantial operating losses and other tax deductions in Canada, the United States and Chile (Refugio mine) to shelter future taxable income in those jurisdictions. The Company's joint venture investment in the La Coipa mine is held in a separate Chilean company which is subject to tax. During the first half of 2006, the Company recorded a provision for income and mining taxes of $8.7 million on earnings before tax of $83.5 million. During the comparable period in 2005, the Company's provision for income and mining taxes was $3.5 million on a loss before tax of

$13.6 million. There are a number of factors that can significantly impact the Company's effective tax rate, including: geographic distribution of income, varying rates in different jurisdictions, non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.

6.     Liquidity and Capital Resources

        The following table summarizes Kinross' cash flow activity for the three and six months ended June 30, 2006 and 2005:

	Three months ended June 30,		Q2 2006 vs 2005			Six months ended June 30,		YTD 2006 vs 2005
(in millions)	2006	2005	Change $	Change %		2006	2005	Change $	Change %
Cash flow:
Provided from operating activities	$94.9	$30.6	$64.3	210%		$115.0	$57.4	$57.6	100%
Used in investing activities	(39.5)	(45.8)	6.3	14%		(74.6)	(84.6)	10.0	12%
Provided by financing activities	8.8	19.4	(10.6)	(55%	)	9.0	36.0	(27.0)	(75%	)
Effect of exchange rate changes on cash	0.7	—	0.7	0%		2.0	—	2.0	0%

Increase in cash and cash equivalents	64.9	4.2	60.7	1445%		51.4	8.8	42.6	484%
Cash and cash equivalents:
Beginning of period	84.1	52.5	31.6	60%		97.6	47.9	49.7	104%

End of period	$149.0	$56.7	$92.3	163%		$149.0	$56.7	$92.3	163%

Operating activities

        Cash flow provided by operating activities was $94.9 million in the three months ended June 30, 2006, compared with $30.6 million in the same period in 2005. During the six months ended June 30, 2006, cash flow provided by operating activities was $115.0 million, an increase of 100% over the same period in 2005. The increase for both the quarter and year-to-date is due to increased earnings, largely the result of higher realized gold prices and changes in working capital requirements in 2006 versus 2005.

Investing activities

        Net cash used in investing activities was $39.5 million in the second quarter of 2006, compared to $45.8 million in the same period of 2005. The reduction in the use of cash is largely attributable to receiving net proceeds of $1.3 million on additions and disposals of long-term investments and other assets in the second quarter of 2006 as compared to a net use of $13.6 million of cash in the same period in 2005. Additions to property, plant and equipment were slightly down in the second quarter of 2006 from the corresponding quarter in 2005. Net cash used in investing activities in the first half of 2006 was $74.6 million, a decrease of 12% over the first half of 2005. The decrease was primarily due to receiving net proceeds of $0.4 million on additions and disposals of long-term investment and other assets in the first half of 2006 as compared to a net use of $18.2 million of cash in the same period in 2005, and to a lesser extent to a reduction in additions to property, plant and equipment. The following provides a breakdown by segment of capital expenditures:

	Three months ended June 30,		Q2 2006 vs 2005			Six months ended June 30,		YTD 2006 vs 2005
(in millions)	2006	2005	Change $	Change %		2006	2005	Change $	Change %
Operating Segments
Fort Knox	$12.6	$11.8	$0.8	7%		$21.5	$22.3	$(0.8)	(4%	)
Round Mountain	5.5	1.7	3.8	224%		8.4	2.7	5.7	211%
La Coipa	2.9	1.2	1.7	142%		5.9	2.2	3.7	168%
Crixas	2.3	1.5	0.8	53%		4.0	2.9	1.1	38%
Paracatu	9.2	5.4	3.8	70%		17.6	9.3	8.3	89%
Musselwhite	1.2	0.7	0.5	71%		2.3	1.9	0.4	21%
Porcupine Joint Venture	5.7	6.7	(1.0)	(15%	)	10.4	12.8	(2.4)	(19%	)
Refugio	0.7	8.9	(8.2)	(92%	)	3.0	21.5	(18.5)	(86%	)
Other operations	1.3	0.1	1.2	1200%		1.9	0.2	1.7	850%
Corporate & Other	0.4	0.6	(0.2)	(33%	)	1.5	0.9	0.6	67%

	$41.8	$38.6	$3.2	8%		$76.5	$76.7	$(0.2)	(0%	)

        Capital expenditures during the first half of 2006 included costs related to accessing phase six ore zones at Fort Knox, pit expansion at Round Mountain, ongoing development of Hoyle Pond at the Porcupine Joint Venture, costs at Paracatu related to the mine and mill expansion.

Financing activities

        Financing activities in the second quarter and first half of 2006 provided net cash of $8.8 million and $9.0 million, respectively, compared to $19.4 million and $36.0 million in the same periods in 2005. Cash provided by financing activities in 2006, both for the second quarter and first half related to the issuance of shares through the exercise of stock options and the net issuance of debt. The Company issued net debt of $4.5 million in the second quarter of 2006, compared to $18.8 million in the same period in 2005.

        As of August 1, 2006, there were 347.6 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 3.2 million share purchase options outstanding under its share option plan, 1.2 million restricted share rights under its share plan and 8.3 million common share purchase warrants outstanding.

Balance sheet

	As at:
	June 30, 2006		December 31, 2005
(in millions)
Cash and cash equivalents	$149.0		$97.6
Current assets	$294.3		$241.9
Total assets	$1,785.8		$1,698.1
Current liabilities	$173.7		$177.9
Total debt(a)	$177.7		$176.1
Total liabilities(b)	$622.9		$622.0
Shareholders' equity	$1,162.9		$1,076.1

Statistics
Working capital	$120.6		$64.0
Working capital ratio(c)	1.69	x	1.36	x

(a)
Includes long-term debt plus the current portion thereof, and preferred shares.

(b)
Includes non-controlling interest.

(c)
Current assets divided by current liabilities.

        Year-to-date, cash increased by $51.4 million to $149.0 million, with cash flow from operating and financing activities more than offsetting the Company's investing activities. During the first half of 2006, the Company's net debt position (cash and cash equivalents less long-term debt) decreased from $61.7 million to $14.2 million. The decrease in the net debt position was largely the result of cash generated from operations. The increase in cash and accounts receivable and other assets, along with a decrease in accounts payable and accrued liabilities, resulted in an increase in net working capital of $62.6 million to $126.6 million.

Credit facility

        Kinross has a $295.0 million corporate credit facility with a maturity date of April 30, 2008. As of June 30, 2006, the Company had drawn on $267.2 million of this facility in the form of a $140.0 million LIBOR loan and letters of credit totalling $127.2 million. The letters of credit are used to satisfy financial assurance requirements, primarily associated with reclamation related activities. Obligations under the facility are secured by the Fort Knox mine as well as by a pledge of shares in various wholly owned subsidiaries. As of June 30, 2006, the Company was in compliance with the credit facility's various covenants.

        During 2005, the Company agreed to establish a method of funding additional cash calls from the Refugio mine rather than cash calling the joint venture partner, Bema Gold Corporation. ScotiaBank Sud Americano extended a $12.0 million credit facility to the Chilean company that owns the Refugio mine, Compania Minera Maricunga ("CMM"), of which Kinross owns 50%. As of December 31, 2005, CMM had drawn $11.0 million on this facility. During the first quarter of 2006, CMM reduced the draw-down on the facility to $9.9 million and the facility's limit was reduced to $10.0 million. An additional $4.7 million was paid down in the second quarter of 2006, leaving a balance of $5.2 million on the facility of which Kinross' share is $2.6 million. The Company is the guarantor of the agreement and it is the Company's intention to use cash generated during the year from the newly recommissioned Refugio mine to repay this debt.

        On March 26, 2006, Rio Paracatu Mineracao ("RPM"), a subsidiary of the Company, borrowed $1.5 million to fund short-term pre-export financing. This short-term loan was payable in 30 days and had an interest rate of 4.95%. The loan was repaid during the second quarter.

Liquidity outlook

        The major uses of cash for the remainder of 2006, outside of operating expenses and general and administrative costs, include: additions to property, plant and equipment; reclamation and remediation obligations; and exploration and business development expenses. Additions to property, plant and equipment totalled $76.5 million during the first six months, with a full year forecast of approximately $285.0 million. The full year capital expenditure forecast includes over $100.0 million of a total estimated $470.0 million Paracatu mine expansion project. Reclamation and remediation expenditures of $6.1 million have been made in the first six months, with expenditures expected to be $32.0 million for the year. In the second quarter of 2006, exploration and business development expenditures of $9.4 million were incurred for a total of $16.9 million for the first half of the year, of an expected $30.0 million for the year. It is expected that the Company's existing cash balances, cash flow from operations and existing credit facilities will be sufficient to fund the exploration, capital and reclamation programs planned for 2006. The Company is in negotiations to secure additional debt financing for the Paracatu expansion project.

Contractual obligations and commitments

        Kinross has entered into an agreement to acquire Crown Resources Corporation ("Crown") in exchange for the issuance of Kinross common shares. Kinross will not issue fractional shares to the shareholders of Crown resulting in a small amount that will be paid in cash. This acquisition is discussed in the section entitled "Developments". For a schedule of contractual obligations please refer to the Company's 2005 Annual MD&A. There have been no significant changes to the contingencies discussed in the 2005 annual financial statements other than as outlined in Note 11 of the interim financial statements for the six months ended June 30, 2006.

Financial Instruments

        From time-to-time, the Company manages its exposure to fluctuation in input commodity costs, foreign exchange rates and interest rates by entering into derivative financial instrument contracts in accordance with the risk management policy approved by the Company's Board of Directors.

Foreign currency

        The Company conducts the majority of its operations in the United States, Canada, Brazil, Chile and Russia. Currency fluctuations affect the cash flow that Kinross realizes from its operations as gold is sold in U.S. dollars, while expenditures are incurred in U.S. and Canadian dollars, Brazilian reais, Chilean pesos and Russian roubles. From time to time, the Company uses fixed forward contracts to partially hedge its costs incurred in non-U.S. dollar currencies. The Company had fixed forward contracts to sell $3.6 million U.S. dollars for 9.0 million Brazilian reais during the remaining half of 2006 at an average exchange rate of 2.51 reais to one U.S. dollar. The mark-to-market unrealized gain on these forward contracts at June 30, 2006 was $0.5 million, compared with $0.1 million at December 31, 2005.

        For details on the hedging activities please refer to Note 4 "Financial instruments" of the accompanying consolidated financial statements.

7.     Critical Accounting Policies

        In the 2005 annual MD&A there is a full discussion and description of the Company's critical accounting policies. The preparation of the Company's consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. These are fully described in the 2005 annual MD&A.

8.     Recent Pronouncements and Accounting Changes

        For a discussion of recent pronouncements and accounting changes please refer to Note 2 of the accompanying interim consolidated financial statements for the period ended June 30, 2006.

9.     Risk Analysis and Additional Information

        The operations of Kinross are high-risk due to the nature of the operation, exploration, and development of mineral properties. For a discussion of risk factors and additional information please refer to the Company's 2005 annual MD&A, the Annual Information Form and other filings which are available on the Company's website www.kinross.com and on www.sedar.com or are available upon request from the Company.

Capital Projects

        There are certain assumptions which form the basis for the decision to proceed with the Paracatu Expansion Project. These assumptions include, but are not limited to, operating cost estimates, capital cost estimates, oil and electricity costs, gold price, regulatory and environmental regulation and currency exchange rates. A change in these assumptions may affect the final outcome of the project.

10.  Summary of Quarterly Results

(in millions, except per share amounts)	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004
Total metal sales	$252.3	$198.3	$190.0	$181.1	$174.6	$179.8	$179.2	$174.6
Net earnings (loss)	$65.6	$8.9	$(154.3)	$(44.4)	$(16.4)	$(0.9)	$(88.0)	$5.5
Basic and diluted earnings (loss) per share	$0.19	$0.03	$(0.45)	$(0.13)	$(0.05)	$—	$(0.25)	$0.02
Cash flow provided from operating activities	$94.9	$20.1	$23.8	$52.5	$30.6	$26.8	$57.9	$62.9

11.  Disclosure Controls and Procedures and Internal Controls

        Pursuant to regulations adopted by the U.S. Securities and Exchange Commission (SEC), under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of Kinross' disclosure controls and procedures, as defined in paragraph (e) of Rule 13a-15 or 15d-15 of the Securities Exchange Act of 1934 (disclosure controls). This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer and the Chief Financial Officer.

        As of the end of the period covered by this MD&A and accompanying audited financial statements, Kinross' management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the President and Chief

Executive Officer and the Chief Financial Officer have concluded that Kinross' disclosure controls and procedures were effective.

Significant Changes in Internal Controls

        During the process of restating Kinross' 2003 and 2004 financial statements, management identified certain significant deficiencies relating to internal controls over financial reporting. These deficiencies were previously disclosed in Kinross' reports on Form 40-F for the years ended December 31, 2005 and 2004, and are:

  •
  Kinross' ability to consistently record and reconcile financial information in a timely manner;

  •
  Inconsistent inventory tracking and procedures at different operating locations;

  •
  Inadequate segregation of duties in particular areas;

  •
  Adequacy of staffing in certain areas and in the training and experience of personnel;

  •
  Inadequate documentation of accounting policies and procedures;

  •
  Inadequate processes and procedures in Kinross' financial statement review procedures; and

  •
  Deficiencies in certain areas of Kinross' technology systems.

        The deficiencies have been discussed with the Audit Committee, and management has initiated an action plan to address each of these areas. In addition, management is conducting a company-wide review of internal controls over financial reporting since those controls will be subject to an attestation report of Kinross' independent registered public accounting firm for the 2006 fiscal year as mandated by U.S. SEC rules. Management has already taken steps to address some of these issues.

        With respect to the other deficiencies described above, Kinross' management has taken various steps, including the establishment of an internal audit function in 2004, retaining new accounting and auditing employees in 2004, 2005 and 2006, instituting a plan to update its accounting policies and procedures in 2005, upgrading existing information systems and the redistribution of work responsibilities where appropriate.

        Since filing its report on Form 40-F for the year ended December 31, 2005, management has continued to implement its plan to remedy the disclosed significant deficiencies. This includes the formalization of an accounting policies and procedures manual, the consolidation and improvement of financial reporting processes, the hiring of consultants and employees, and the redistribution of work responsibilities where appropriate. Kinross will continue to address these issues throughout the remainder of 2006.

        Other than as discussed above, there were no significant changes to Kinross' system of internal control over financial reporting or in other areas during the year ended December 31, 2005, or since that time that could significantly affect, or are reasonably likely to materially affect, its internal control over financial reporting.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

        Certain information contained in this MD&A, including any information as to our future financial or operating performance, constitutes "forward-looking statements". All statements, other than statements of historical fact, constitute "forward-looking statements" within the meaning of certain securities laws, including the "safe harbour" provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. The words "believe", "expect", "anticipate", "plan", "intend", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us as of the date of this MD&A, are inherently subject to significant business, economic and competitive uncertainties and contingencies which give rise to the possibility that the predictions or projections expressed in such statements will not be achieved. We caution readers to not place undue reliance upon these statements as a number of known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: any material deviation from the material assumptions identified below, as well as: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as silver, diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; and diminishing quantities or grades of reserves. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We refer the readers to the Risk Analysis section of our 2005 annual MD&A and our most recent Annual Information Form and other filings with the securities regulators of Canada and the United States for more details of certain risks that may affect Kinross.

        We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable laws.

        These forward-looking statements are based on a number of assumptions which may prove to be incorrect, including but not limited to the various assumptions set forth in our most recent annual information form and annual report as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment or otherwise during the balance of 2006; (2) development at Paracatu proceeding on a basis consistent with our current expectations; (3) the Crown transaction closing successfully, permitting and development at Buckhorn proceeding on a basis consistent with our current expectations; (4) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso and the U.S. dollar will be approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (7) production forecasts meet expectations for the balance of 2006; (8) the accuracy of our current mineral reserve and mineral resource estimates. Some of the material assumptions made by Kinross involve confidential or particularly sensitive information and, accordingly, Kinross does not believe it is appropriate to disclose such assumptions for competitive or other business reasons.

        The technical information about the Company's material mineral properties contained in this MD&A has been prepared under the supervision of Mr. Rob Henderson an officer of the Company who is a "qualified person" within the meaning of National Instrument 43-101.

KINROSS GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

Unaudited (expressed in millions of U.S. dollars, except share amounts)

		As at
		June 30, 2006	December 31, 2005
Assets
Current assets
Cash and cash equivalents	Note 3	$149.0	$97.6
Restricted cash		1.3	1.3
Accounts receivable and other assets	Note 3	35.9	27.8
Inventories	Note 3	108.1	115.2

		294.3	241.9
Property, plant and equipment	Note 3	1,076.2	1,064.7
Goodwill	Note 3	321.2	321.2
Long-term investments		35.0	21.2
Deferred charges and other long-term assets	Note 3	59.1	49.1

		$1,785.8	$1,698.1

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 3	$124.2	$132.2
Current portion of long-term debt	Note 5	14.7	9.4
Current portion of reclamation and remediation obligations	Note 6	34.8	36.3

		173.7	177.9
Long-term debt	Note 5	148.5	149.9
Reclamation and remediation obligations	Note 6	140.0	139.6
Future income and mining taxes		137.8	129.6
Other long-term liabilities		8.2	7.9
Redeemable retractable preferred shares	Note 7	—	2.7

		608.2	607.6

Commitments and contingencies	Note 11
Non-controlling interest		0.2	0.3

Convertible preferred shares of subsidiary company		14.5	14.1

Common shareholders' equity
Common share capital and common share purchase warrants	Note 7	1,789.8	1,777.6
Contributed surplus		52.7	52.6
Accumulated deficit		(678.4)	(752.9)
Cumulative translation adjustments		(1.2)	(1.2)

		1,162.9	1,076.1

		$1,785.8	$1,698.1

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding		347,462,836	345,417,147

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited (expressed in millions of U.S. dollars, except per share and share amounts)

		Three months ended June 30,		Six months ended June 30,
		2006	2005	2006	2005
Revenue
Metal sales		$252.3	$174.6	$450.6	$354.4
Operating costs and expenses
Cost of sales (excludes accretion, depreciation,
depletion and amortization)		125.4	111.0	246.9	224.1
Accretion and reclamation expense		2.9	2.6	5.9	5.9
Depreciation, depletion and amortization		27.0	44.6	56.2	88.9

		97.0	16.4	141.6	35.5
Other operating costs		2.7	0.9	7.3	4.4
Exploration and business development		9.4	6.4	16.9	11.3
General and administrative		14.7	10.7	24.8	20.9
Impairment of investments and other assets		—	—	—	0.6
Gain on disposal of assets		(2.9)	(0.9)	(2.9)	(1.0)

Operating earnings (loss)		73.1	(0.7)	95.5	(0.7)
Other (expense) income — net	Note 3	0.7	(14.6)	(12.0)	(12.9)

Earnings (loss) before taxes and other items		73.8	(15.3)	83.5	(13.6)
Income and mining taxes expense		(8.1)	(0.9)	(8.7)	(3.5)
Non-controlling interest		0.1	—	0.1	0.2
Dividends on convertible preferred shares of subsidiary		(0.2)	(0.2)	(0.4)	(0.4)

Net earnings (loss)		$65.6	$(16.4)	$74.5	$(17.3)

Earnings (loss) per share
Basic		$0.19	$(0.05)	$0.22	$(0.05)
Diluted		$0.19	$(0.05)	$0.21	$(0.05)
Weighted average number of common shares outstanding (millions)	Note 9
Basic		347.2	345.2	346.5	345.1
Diluted		348.5	345.2	347.4	345.1

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited (expressed in millions of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$65.6	$(16.4)	$74.5	$(17.3)
Adjustments to reconcile net earnings (loss) to net cash provided from
(used in) operating activities:
Depreciation, depletion and amortization	27.0	44.6	56.2	88.9
Impairment of investments and other assets	—	—	—	0.6
Gain on disposal of assets	(2.9)	(0.9)	(2.9)	(1.0)
Future income and mining taxes	1.8	(2.3)	(1.9)	(1.5)
Non-controlling interest	(0.1)	—	(0.1)	(0.2)
Stock-based compensation expense	3.2	0.8	4.6	1.6
Unrealized foreign exchange (gains) losses and other	(3.5)	12.5	1.0	9.3
Changes in operating assets and liabilities:
Accounts receivable and other assets	1.2	1.7	(8.1)	7.6
Inventories	10.0	(3.9)	1.7	(11.1)
Accounts payable and other liabilities	(7.4)	(5.5)	(10.0)	(19.5)

Cash flow provided from operating activities	94.9	30.6	115.0	57.4

Investing:
Additions to property, plant and equipment	(41.8)	(38.6)	(76.5)	(76.7)
Proceeds from the sale of marketable securities	—	0.1	—	0.1
Proceeds from the sale of (additions to) long-term investments and other assets	1.3	(13.6)	0.4	(18.2)
Proceeds from the sale of property, plant and equipment	1.0	3.5	1.5	3.9
Disposals of short-term investments	—	2.9	—	6.4
Increase in restricted cash	—	(0.1)	—	(0.1)

Cash flow used in investing activities	(39.5)	(45.8)	(74.6)	(84.6)

Financing:
Issuance of common shares	4.3	0.6	5.0	1.1
Proceeds from the issuance of debt	9.2	19.4	14.0	35.8
Repayment of debt	(4.7)	(0.6)	(10.0)	(0.9)

Cash flow provided from financing activities	8.8	19.4	9.0	36.0

Effect of exchange rate changes on cash	0.7	—	2.0	—

Increase in cash and cash equivalents	64.9	4.2	51.4	8.8
Cash and cash equivalents, beginning of period	84.1	52.5	97.6	47.9

Cash and cash equivalents, end of period	$149.0	$56.7	$149.0	$56.7

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

Unaudited (expressed in millions of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Common share capital and common share purchase warrants
Balance at the beginning of the period	$1,782.4	$1,776.1	$1,777.6	$1,775.8
Common shares issued	7.4	0.6	9.6	1.1
Transfer of fair value of expired warrants and options	—	—	(0.1)	—
Conversion of redeemable retractable preferred shares	—	—	2.7	(0.2)

Balance at the end of the period	$1,789.8	$1,776.7	$1,789.8	$1,776.7

Contributed surplus
Balance at the beginning of the period	$52.5	$34.9	$52.6	$33.9
Transfer of fair value of expired warrants and options	—	—	0.1	0.2
Transfer of fair value of exercised options	(2.2)	—	(3.0)	—
Stock-based compensation	2.4	0.8	3.0	1.6

Balance at the end of the period	$52.7	$35.7	$52.7	$35.7

Accumulated deficit
Balance at the beginning of the period	$(744.0)	$(522.3)	$(752.9)	$(521.4)
Net earnings (loss)	65.6	(16.4)	74.5	(17.3)

Balance at the end of the period	$(678.4)	$(538.7)	$(678.4)	$(538.7)

Cumulative translation adjustments
Balance at the beginning of the period	$(1.2)	$(1.2)	$(1.2)	$(1.2)

Balance at the end of the period	$(1.2)	$(1.2)	$(1.2)	$(1.2)

Total common shareholders' equity	$1,162.9	$1,272.5	$1,162.9	$1,272.5

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three and six months ended June 30,
(in millions of U.S. dollars)

1.     NATURE OF OPERATIONS AND BASIS OF PRESENTATION

  Kinross Gold Corporation, its subsidiaries and joint ventures (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. Kinross' gold production and exploration activities are carried out principally in the United States, Canada, Russia, Brazil, and Chile. Gold, the Company's primary product, is produced in the form of doré, which is shipped to refineries for final processing. The Company also produces and sells a limited amount of silver.

  The unaudited interim consolidated financial statements (the "financial statements") of the Company have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2005.

  The accompanying unaudited interim consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian Generally Accepted Accounting Principles ("CDN GAAP") for annual consolidated financial statements and accordingly the financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2005.

  Certain comparative figures for 2005 have been reclassified to conform to the 2006 financial statement presentation.

2.     ACCOUNTING CHANGES AND RECENT ACCOUNTING PRONOUNCEMENTS

  Accounting changes

  (a)
  The Company adopted CICA ("Canadian Institute of Chartered Accountants") Handbook Section 3831, "Non-Monetary Transactions" ("Section 3831") during the three months ended March 31, 2006. This revised standard is effective for non-monetary transactions initiated in fiscal periods beginning on or after January 1, 2006. Section 3831 replaces Handbook Section 3830, "Non-Monetary Transactions". Section 3831 requires all non-monetary transactions to be measured at fair value, subject to certain exceptions. The standard also requires that commercial substance replace culmination of the earnings process as the test for fair value measurement. The standard defines commercial substance as a function of the cash flows expected from the assets. The adoption of Section 3831 did not have an impact on the Company's results of operations and financial position.

  (b)
  In October 2005, the Emerging Issues Committee issued CICA Abstract No. 157, "Implicit Variable Interests Under AcG-15" ("EIC 157"). This EIC clarifies that implicit variable interests are implied financial interests in an entity that change with changes in the fair value of the entity's net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. The Company adopted EIC 157 during the three months ended March 31, 2006 and there was no impact on the results of operations and financial position. The impact of EIC 157 on the Company's future results of operations and financial condition will depend on the terms contained in contracts signed or contracts amended in the future.

  (c)
  The CICA issued EIC 160, "Stripping Costs Incurred in the Production Phase of a Mining Operation" ("EIC 160") in March 2006 and is applicable to stripping costs incurred in fiscal years beginning on or after July 1, 2006. The EIC clarifies that stripping costs should be accounted for according to the benefit received by the entity. Generally, stripping costs should be accounted for as variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period in which stripping costs are incurred. However, stripping costs should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. Capitalized stripping costs should be amortized in a rational and systematic manner over the reserves that directly benefit from specific stripping activity, such as the unit of production method. The reserves used to amortize capitalized stripping costs could differ from those used to amortize the mineral property and related life-of-mine assets as the stripping costs may only relate to a portion of the total reserves. The adoption of EIC 160 did not have an impact on the Company's results of operations and financial position. Under this application of EIC 160, the Company capitalized $22.8 million in 2006 but it has no impact under Canadian GAAP.

  Recent pronouncements

  (i)
  On January 27, 2005, the CICA issued three new accounting standards: Handbook Section 1530, "Comprehensive Income", Handbook Section 3855, "Financial Instruments — Recognition and Measurement", and Handbook Section 3865, "Hedges". These standards will be effective for years commencing after November 1, 2006. The impact of implementing these new standards on the Company's consolidated financial statements is not yet determinable and is dependent on the outstanding positions and related fair values at the time of transition.

          Other Comprehensive Income

    As a result of adopting these standards, a new category, Other Comprehensive Income, will be added to shareholders' equity on the consolidated balance sheets. Major components for this category will include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments.

          Financial Instruments — Recognition and Measurement

    Under the new standard, all financial instruments will be classified as one of the following: held-to-maturity, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.

          Hedges

    This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributable to the hedged risk and recognized in net income. This change in fair value of the hedged item, to the extent that the hedging relationship is effective, is offset by changes in the fair value of the derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in other comprehensive income. The ineffective portion will be recognized in net income. The amounts recognized in other comprehensive income will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, foreign exchange gains and losses on the hedging instruments will be recognized in other comprehensive income.

3.     CONSOLIDATED FINANCIAL STATEMENT DETAILS

  Consolidated Balance Sheets

  Cash and cash equivalents:

	June 30, 2006	December 31, 2005
Cash on hand and balances with banks	$82.1	$33.4
Short-term deposits	66.9	64.2

	$149.0	$97.6

  Accounts receivable and other assets:

	June 30, 2006	December 31, 2005
Trade receivables	$1.8	$1.4
Taxes recoverable	14.1	0.4
Prepaid expenses	7.6	6.5
Other	12.4	19.5

	$35.9	$27.8

  Inventories:

	June 30, 2006	December 31, 2005
In-process	$10.0	$12.7
Finished metal	17.3	26.0
Ore in stockpiles(a)	33.1	30.8
Ore on leach pads(b)	15.6	17.1
Materials and supplies	62.2	55.3

	138.2	141.9
Long-term portion of ore in stockpiles	(30.1)	(26.7)

	$108.1	$115.2

  (a)
  Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months and is included in deferred charges and other long-term assets on the consolidated balance sheets. See deferred charges and other long-term assets within this section.

  (b)
  Ore on leach pads at June 30, 2006, relates to the Company's 50% owned Round Mountain and Refugio mines. As at June 30, 2006, the weighted average cost per recoverable ounce of gold on the leach pads was $248 per ounce at Round Mountain and $219 at Refugio (December 31, 2005 — $275 per ounce, Round Mountain and $161 per ounce, Refugio). Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Round Mountain in 2016 and at Refugio in 2028. The Company expects that all economic ounces will be recovered within approximately twelve months following the date the last tonne of ore is placed on the leach pad.

  Property, plant and equipment — net:

	June 30, 2006	December 31, 2005
Property, Plant and Equipment
Cost — net of write-down
Producing properties
Plant and equipment amortized on a straight-line basis	$184.5	$172.4
Plant and equipment amortized on units of production basis	1,059.3	995.9
Development properties	—	—
Exploration properties(a)	4.4	4.4

Mineral Interests
Gross carrying value
Production stage	$737.6	$737.6
Development properties(b)	—	15.2
Exploration properties	41.2	41.2

	$2,027.0	$1,966.7

Property, Plant and Equipment
Accumulated depreciation
Producing properties
Plant and equipment amortized on a straight-line basis	$(94.0)	$(80.9)
Plant and equipment amortized on units of production basis	(654.0)	(635.0)

Mineral Interests
Accumulated depreciation
Production stage	$(202.8)	$(186.1)
Development properties	—	—
Exploration properties	—	—

	$(950.8)	$(902.0)

Property, Plant and Equipment — net(c)	$1,076.2	$1,064.7

  (a)
  Includes the George/Goose Lake property which had a carrying value of $4.4 million at June 30, 2006 and were sold on July 25, 2006.

  (b)
  The Aquarius property was written down to its fair value of $14.3 million during 2005, of which $15.2 million was included in mineral interests and $0.9 million was included in reclamation and remediation obligations as at December 31, 2005. The sale of the Aquarius property was completed during the three months ended June 30, 2006. See gain on disposal of assets section below.

  (c)
  Capitalized interest included within property, plant and equipment was $1.2 million and $0.5 million during the six months ended June 30, 2006 and 2005, respectively. Interest capitalized during the six months ended June 30, 2006, related to capital expenditures at Fort Knox and Round Mountain and during the six months ended June 30, 2005, related to the Porcupine Joint Venture, Refugio and Fort Knox.

  On June 19, 2006, Kinross signed a definitive agreement to sell the Lupin mine in the Territory of Nunavut to Wolfden Resources Inc. ("Wolfden"). Upon completion of this transaction, Wolfden will own the mine and the related property and Kinross will be relieved of its obligation to reclaim the mine site. Kinross will deliver to Wolfden a CDN $3.0 million standby letter of credit that will be returned to Kinross if the mill is utilized for processing ore. If the Lupin mill is demolished by Wolfden without restarting the mill, the letter of credit will be drawn on to help fund the demolition costs.

  Goodwill:

  The goodwill allocated to the Company's reporting units and included in the respective operating segment assets is shown in the table below:

		2006
	Dec 31, 2005	Additions	Impairment	Jun 30, 2006
Operating segments
Fort Knox	$—	$—	$—	$—
Round Mountain	86.5	—	—	86.5
La Coipa	71.4	—	—	71.4
Crixas	38.0	—	—	38.0
Paracatu	65.5	—	—	65.5
Musselwhite	29.0	—	—	29.0
Porcupine Joint Venture	—	—	—	—
Refugio	—	—	—	—
Other operations	30.8	—	—	30.8
Corporate and other	—	—	—	—

Total	$321.2	$—	$—	$321.2

  Long-term investments:

  Aquarius

  On May 10, 2006, the Company acquired 100.0 million common shares and 25.0 million common share purchase warrants of St Andrew Goldfields as proceeds on the sale of Aquarius. Following the completion of the sale, St Andrew Goldfields completed a 20 to 1 share consolidation. As a result, on June 30, 2006, Kinross held 5.0 million common shares and 1.25 million common share purchase warrants. See additional details in the gain on disposal of assets section within this note.

  Bolder

  On May 24, 2006, the Company sold 1,000 units of Bolder Opportunity Limited Partnership for proceeds of $2.4 million, which resulted in a gain of $1.6 million.

  Kinross Forrest

  During 2004, the Company entered into a shareholders' agreement providing for the incorporation of Kinross Forrest Ltd. ("KF Ltd.") and the issuance of 35% of the shares of KF Ltd. to the Company, 25% to a company controlled by Art Ditto, a former director and officer of the Company, and 40% to an unrelated third party. Mr. Ditto paid the Company his share of the total expenses incurred in the amount of approximately $0.3 million related to KF Ltd. The cost of the Company's 35% investment in KF Ltd. was less than $0.1 million.

  KF Ltd. is incorporated under the laws of the Territory of the British Virgin Islands and is a party to a joint venture with La Générale des Carrières et des Mines ("Gecamines"), a Congolese state-owned mining enterprise. The 75% KF Ltd. — 25% Gecamines joint venture was formed for the purpose of exploiting the Kamoto Copper Project (the "Project") located in the Democratic Republic of Congo (the "DRC").

  On July 29, 2005, the Company and the other shareholders of KF Ltd. entered into an agreement (the "Option Agreement") with Balloch Resources Ltd. ("Balloch") giving Balloch the option to purchase all of the shares of KF Ltd. by funding a feasibility study ("Feasibility Study"), obtaining equity commitments to fund development of the first stage of the Project and issuing a number of common shares pro rata to each KF Ltd. shareholder in proportion to their holdings in KF Ltd. The number of Balloch shares to be issued to the KF Ltd. shareholders was to have been based on a formula dependent on the net present value of the Project as determined by the feasibility study.

  On September 2, 2005, in keeping with the Company's strategy to divest of its non-core interests and focus on precious metals properties, the Company agreed to sell 23.33% of the shares of KF Ltd. to Balloch and retain the balance of its KF Ltd. holdings. Following the satisfaction of various conditions, including regulatory approvals and the completion of a private placement by Balloch, consideration of $4.7 million was received. Based on an original cost of less than $0.1 million, the Company recorded a gain on sale of $4.7 million.

  On November 30, 2005, Balloch changed its name to Katanga Mining Ltd. ("Katanga").

  On March 15, 2006, the shareholders of KF Ltd. agreed to amend the Option Agreement waiving the requirement for Katanga to obtain equity funding for the first stage of development of the Project and fixing the number of shares of Katanga to be received by each shareholder of KF Ltd. On exercise of the option, Kinross was to receive 5,751,500 such shares of Katanga.

  On June 27, 2006, Katanga exercised its option, and accordingly Kinross received 5,751,500 shares of Katanga. At the time of the exercise of the option Kinross held an 11.67% interest in Kinross Forrest Ltd. As at June 30, 2006, Kinross held a 7.50% interest in Katanga. No gain or loss on sale was recorded.

  Deferred charges and other long-term assets:

	June 30, 2006	December 31, 2005
Long-term ore in stockpiles(a)	$30.1	$26.7
Deferred charges, net of amortization	1.8	2.1
Long-term receivables	14.5	9.5
Deferred acquisition costs	11.0	9.2
Other	1.7	1.6

	$59.1	$49.1

  (a)
  Long-term ore in stockpiles represents stockpiled ore at the Company's Fort Knox mine and its proportionate share of stockpiled ore at Round Mountain and the Porcupine Joint Venture which is not scheduled for processing within the next twelve months.

  Accounts payable and accrued liabilities:

	June 30, 2006	December 31, 2005
Trade payables	$32.5	$41.8
Accrued liabilities	47.7	42.3
Employee related accrued liabilities	18.2	18.3
Taxes payable	22.7	7.3
Other accruals	3.1	22.5

	$124.2	$132.2

  Consolidated Statement of Operations

  Gain on disposal of assets:

  Aquarius

  The Company closed the sale of the Aquarius property to St Andrew Goldfields on May 10, 2006. The Company received proceeds which consisted of 100.0 million common shares and 25.0 million common share purchase warrants. The Aquarius property was considered an asset held for sale at December 31, 2005. The gain on sale was $0.1 million. Following the completion of the sale, St Andrew Goldfields completed a 20 to 1 share consolidation. As a result, at June 30, 2006, Kinross held 5.0 million common shares and 1.25 million common share purchase warrants.

  Bolder

  As discussed in the Long-term investments section, the Company sold 1,000 units of Bolder Opportunity Limited Partnership for proceeds of $2.4 million, which resulted in a gain of $1.6 million.

  Other (expense) income — net:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Interest income and other	$1.6	$1.6	$3.3	$3.5
Interest expense	(2.2)	(1.7)	(4.7)	(3.6)
Foreign exchange losses	(1.2)	(14.6)	(10.6)	(12.9)
Non-hedge derivative gains	2.5	0.1	—	0.1

	$0.7	$(14.6)	$(12.0)	$(12.9)

  Consolidated Statements of Cash Flows

  Interest and taxes paid:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Interest	$2.8	$2.2	$5.9	$3.8
Income taxes	$1.3	$1.7	$4.3	$3.4

4.     FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

  From time to time, the Company manages its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates by entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors.

  Gold

  At December 31, 2005, the Company had written call options outstanding on 255,000 gold ounces which had a mark-to-market liability of $6.2 million, based on the year end gold price of $513 per ounce. These written call options had an average strike price of $522 per ounce. Premiums received at the inception of these written call options are recorded as a liability and changes in the fair value of options are recognized in current earnings. During the three months ended March 31, 2006, the Company closed out net positions on written call options of 155,000 gold ounces with a cash payment of $9.7 million, resulting in a realized loss of $6.9 million, which was recorded as a reduction to metal sales. At March 31, 2006, the Company had written call options outstanding on 100,000 gold ounces remaining with an average strike price of $530 per ounce. During the three months ended March 31, 2006, the Company also recorded a net unrealized loss of $2.5 million, which was included in other (expense) income — net. Therefore, the total loss recorded on written call options, both realized and unrealized, was $9.4 million during the three months ended March 31, 2006.

  During the three months ended June 30, 2006, the Company closed out the remaining 100,000 gold call options by paying a premium of $5.0 million. This resulted in reversing the unrealized loss from the three months ended March 31, 2006, of $2.5 million and recording a realized loss of $1.3 million resulting in an impact of a $1.2 million (pre-tax) gain during the three months ended June 30, 2006. The impact of the above mentioned transactions on the results for the six months ended June 30, 2006 was a loss of $8.2 million (pre-tax).

  In addition to the written call options, the Company also had put options of 75,000 gold ounces at June 30, 2006. These put options which were acquired in the combination with TVX Gold Inc. ("TVX") expire at various times during 2006 at a strike price of $250 per ounce. If the market price of gold remains above $250 per ounce throughout the year, these put options will expire unexercised.

  Foreign currency

  At June 30, 2006, the Company had fixed forward contracts to sell $3.6 million U.S. dollars and purchase Brazilian reais during the remaining six months in 2006 at an average forward exchange rate of 2.51 Brazilian reais for one U.S. dollar. The unrealized gain on these contracts at June 30, 2006 was $0.5 million (December 31, 2005 — $0.1 million).

5.     LONG-TERM DEBT AND CREDIT FACILITIES

  Long-term debt

		As at
	Interest Rates	June 30, 2006	December 31, 2005
Corporate revolving credit facility	Variable	$140.0	$140.0
Refugio credit facility	Variable	2.6	5.5
Kubaka working capital facility	11.00%	9.2	—
Fort Knox capital leases	5.0% - 5.25%	0.1	0.6
Refugio capital leases	5.7% - 6.2%	11.3	13.2

		163.2	159.3
Less: current portion		(14.7)	(9.4)

Long-term debt		$148.5	$149.9

  Syndicated credit facility

  In addition to the LIBOR loans of $140.0 million noted in the table above, the $295.0 million corporate revolving credit facility also provides credit support for letters of credit to satisfy financial assurance requirements, primarily associated with activities related to reclamation. As at June 30, 2006, letters of credit totaling $124.9 million were outstanding under this facility.

  Refugio credit facility

  During 2005, ScotiaBank Sud Americano extended a $12.0 million credit facility to Compania Minera Maricunga ("CMM"), the Chilean company that owns the Refugio mine. Kinross owns 50% of CMM. The Company, along with its joint venture partner on the Refugio mine, Bema Gold Corporation, arranged for the credit facility to fund any additional CMM cash requirements. The Company is the guarantor of the agreement. During the three months ended March 31, 2006, the Company reduced the size of the facility to a maximum of $10.0 million. Funds drawn on the facility are in the form of one-year promissory notes with a maturity date of one year and bear an interest rate of 30 day LIBOR plus 1.24%. Interest is payable every 90 days on all drawn amounts. As at June 30, 2006, CMM had drawn down $5.2 million on this facility. The Company's 50% share, representing $2.6 million, is included in the financial statements under the current portion of long-term debt.

  Paracatu short-term loan

  On March 26, 2006, Rio Paracatu Mineracao ("RPM"), a subsidiary of the Company, borrowed $1.5 million to fund short-term pre-export financing. This short-term loan was payable in 30 days and had an interest rate of 4.95%. This loan was repaid during the three months ended June 30, 2006.

  Kubaka working capital facility

  On April 5, 2006, Kubaka entered into a 300.0 million rouble denominated ($11.0 million) working capital loan. The loan bears an interest rate of 11.00% and is repayable by March 30, 2007. As at June 30, 2006, Kubaka had drawn $9.2 million on the credit facility.

6.     RECLAMATION AND REMEDIATION OBLIGATIONS

  The following table provides a reconciliation of the reclamation and remediation obligations for the following periods:

	As at
	June 30, 2006	December 31, 2005
Balance at beginning of period,	$175.9	$131.7
Reclamation spending	(6.1)	(24.0)
Accretion and reclamation expenses	5.9	56.0
Transfers	(0.9)	—
Asset retirement cost	—	12.2

Balance at end of period	$174.8	$175.9

7.     COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

  The authorized share capital of the Company is comprised of an unlimited number of common shares. A summary of common share transactions for the six months ended June 30, 2006, is as follows:

	Six months ended June 30, 2006
	Number of shares	Amount
	(000's)	$
Common shares
Balance, beginning of period	345,417	$1,768.2
Issued (cancelled):
Under employee share purchase plan	92	0.9
Under stock option and restricted share plans	1,096	8.7
Expiry of TVX and Echo Bay options	—	(0.1)
Conversions:
Redeemable retractable preferred shares(a)	858	2.7

Balance, end of period	347,463	$1,780.4

Common share purchase warrants
Balance, beginning and end of period	8,333	$9.4

Total common share capital		$1,789.8

  (a)
  At December 31, 2005, the Company had 311,933 redeemable retractable preferred shares outstanding. These shares, which were held by a former senior officer and director of the Company, were convertible into common shares at 2.7518 common shares for each redeemable retractable preferred share so converted, subject to anti-dilution adjustments. During the three months ended March 31, 2006, all the remaining redeemable retractable preferred shares outstanding were converted into 858,388 common shares, based on the stated exchange ratio.

  Shareholders' rights plan

  On March 27, 2006, the Company's Board of Directors adopted a shareholders' rights plan (the "Plan") to ensure that all shareholders are treated fairly in any transaction involving a change of control of the Company. The Plan is effective immediately and is subject to shareholder approval.

  The Plan will address the Company's concern that existing legislation does not permit sufficient time for the Board of Directors and shareholders of the Company to properly evaluate a take-over bid or pursue alternatives with a view to maximize shareholder value.

  The Plan is not intended to prevent take-over bids. "Permitted Bid" provisions of the Plan do not invoke the dilutive effects of the Plan if a bid meets certain requirements intended to protect the interests of all shareholders. A bid will constitute a Permitted Bid if it is made by the way of a take-over bid circular, remains open for a minimum of 60 days and otherwise complies with the Permitted Bid provisions of the Plan. The Plan will be invoked by an acquisition, other than pursuant to a Permitted Bid, of 20% or more of the outstanding common shares of the Company or the commencement of a take-over bid that is not a Permitted Bid.

  Under the Plan, one right is issued for each common share of the Company. The rights will trade together with the common shares and will not be separable from the common shares or exercisable unless a take-over bid is made that does not comply with the Permitted Bid requirements. In such event, such rights will entitle shareholders, other than shareholders making the take-over bid, to purchase additional common shares of the Company at a substantial discount to the market price at the time. The Plan was ratified by shareholders of the Company at the Company's annual and special meeting of shareholders.

8.     STOCK OPTIONS

  There were 1,866,255 options granted during the three months ended June 30, 2006. The Black-Scholes weighted average assumptions for the expected dividend yield, expected volatility, risk-free interest rate, and expected option life in years were 0%, 36.3%, 4.9%, and 3.5 years, respectively. The weighted average fair value per stock option granted was $4.20.

9.     EARNINGS (LOSS) PER SHARE

  Earnings (loss) per share ("EPS") has been calculated using the weighted average number of shares outstanding during the period. Diluted EPS is calculated based on the treasury stock method and the if-converted method. The following table details the calculation of the weighted average number of outstanding common shares for the purposes of computing basic and diluted earnings per common share for the following periods:

	Three months ended		Six months ended
(Number of common shares in thousands)	June 30, 2006	June 30, 2005(a)	June 30, 2006	June 30, 2005(a)
Basic weighted average shares outstanding:	347,214	345,199	346,544	345,139
Weighted average shares dilution adjustments:
Dilutive stock options(b)	125	—	88	—
Restricted shares	1,136	—	780	—

Diluted weighted average shares outstanding	348,475	345,199	347,412	345,139

Weighted average shares dilution adjustments — exclusions:(c)
Stock options	1,922	—	1,922	—
Kinam preferred shares	331	—	331	—
Common share purchase warrants	8,333	—	8,333	—

  (a)
  As a result of the net loss from continuing operations for the three and six months ended June 30, 2005, diluted earnings per share was calculated from the basic weighted average shares outstanding because to do otherwise would be anti-dilutive.

  (b)
  Dilutive stock options were determined by using the Company's average share price for the period. For the three and six months ended June 30, 2006, the average share prices used were $10.99 and $10.53 per share, respectively. For the three and six months ended June 30, 2005, the average share prices used were $5.54 and $6.06 per share, respectively.

  (c)
  These adjustments were excluded, as they were anti-dilutive for the three and six months ended June 30, 2006 and 2005, respectively.

10.  SEGMENTED INFORMATION

  The Refugio mine was re-commissioned in 2005. As of January 1, 2006, Refugio was reclassified as a reportable operating segment from other operations.

  Operating results by segments

  The following tables set forth information by segment for the following periods:

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Impairment	Other(c)	Segment earnings (loss)
For the three months ended June 30, 2006:
Operating segments
Fort Knox	$69.2	$29.5	$0.3	$6.6	$0.1	$—	$0.1	$32.6
Round Mountain	55.3	23.4	0.4	2.1	1.5	—	—	27.9
La Coipa	21.1	10.8	0.3	3.4	0.5	—	0.6	5.5
Crixas	16.1	5.2	0.1	3.2	0.2	—	(0.2)	7.6
Paracatu	27.0	14.6	0.2	3.4	0.1	—	0.7	8.0
Musselwhite	11.8	7.8	0.1	2.8	0.2	—	—	0.9
Porcupine Joint Venture	26.8	15.9	0.4	3.1	1.2	—	—	6.2
Refugio	17.1	10.2	—	2.0	0.6	—	0.1	4.2
Other operations	9.0	7.9	0.3	—	1.1	—	2.0	(2.3)
Corporate and other(d)	(1.1)	0.1	0.8	0.4	3.9	—	11.2	(17.5)

Total	$252.3	$125.4	$2.9	$27.0	$9.4	$—	$14.5	$73.1

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Impairment	Other(c)	Segment earnings (loss)
For the three months ended June 30, 2005:
Operating segments
Fort Knox	$37.6	$23.1	$0.3	$9.3	$0.1	$—	$0.2	$4.6
Round Mountain	39.5	22.9	0.4	10.8	0.4	—	—	5.0
La Coipa	14.2	11.6	0.1	3.7	0.3	—	—	(1.5)
Crixas	10.7	3.7	0.1	3.1	—	—	—	3.8
Paracatu	17.4	11.3	0.2	4.4	1.8	—	—	(0.3)
Musselwhite	9.0	6.9	0.1	3.3	0.7	—	—	(2.0)
Porcupine Joint Venture	22.6	13.4	0.3	3.9	0.9	—	0.2	3.9
Refugio	0.9	0.7	—	—	—	—	—	0.2
Other operations	24.3	17.0	0.1	5.4	0.5	—	0.2	1.1
Corporate and other(d)	(1.6)	0.4	1.0	0.7	1.7	—	10.1	(15.5)

Total	$174.6	$111.0	$2.6	$44.6	$6.4	$—	$10.7	$(0.7)

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Impairment	Other(c)	Segment earnings (loss)
For the six months ended June 30, 2006:
Operating segments
Fort Knox	$106.3	$51.0	$0.6	$12.6	$0.2	$—	$0.2	$41.7
Round Mountain	107.0	51.0	0.8	7.7	1.9	—	—	45.6
La Coipa	43.6	22.1	0.5	9.0	0.9	—	0.6	10.5
Crixas	29.3	9.7	0.1	6.0	0.3	—	(0.1)	13.3
Paracatu	52.2	29.7	0.4	6.2	0.5	—	1.4	14.0
Musselwhite	21.1	15.0	0.1	5.2	0.9	—	—	(0.1)
Porcupine Joint Venture	44.6	30.0	0.9	5.4	2.0	—	0.3	6.0
Refugio	34.9	20.9	0.1	3.3	0.6	—	0.1	9.9
Other operations	17.7	16.5	0.7	—	2.3	—	5.4	(7.2)
Corporate and other(d)	(6.1)	1.0	1.7	0.8	7.3	—	21.3	(38.2)

Total	$450.6	$246.9	$5.9	$56.2	$16.9	$—	$29.2	$95.5

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Impairment	Other(c)	Segment earnings (loss)
For the six months ended June 30, 2005:
Operating segments
Fort Knox	$68.1	$40.6	$0.6	$17.0	$0.2	$—	$0.5	$9.2
Round Mountain	79.4	47.0	0.9	21.7	0.5	—	—	9.3
La Coipa	31.8	24.1	0.2	8.1	0.5	—	0.3	(1.4)
Crixas	21.0	7.2	0.1	6.0	0.1	—	—	7.6
Paracatu	36.0	23.6	0.4	8.0	2.2	—	—	1.8
Musselwhite	17.8	13.3	0.1	6.4	1.1	—	—	(3.1)
Porcupine Joint Venture	44.6	26.7	0.5	8.6	1.9	—	0.2	6.7
Refugio	2.2	1.3	—	—	—	—	—	0.9
Other operations	49.4	35.4	0.4	11.9	1.0	—	0.6	0.1
Corporate and other(d)	4.1	4.9	2.7	1.2	3.8	0.6	22.7	(31.8)

Total	$354.4	$224.1	$5.9	$88.9	$11.3	$0.6	$24.3	$(0.7)

  (a)
  Cost of sales excludes accretion, depreciation, depletion and amortization.

  (b)
  Depreciation, depletion and amortization is referred to as "DD&A" in the tables above.

  (c)
  Other includes other operating costs, general and administrative expenses and gain on disposals of assets.

  (d)
  Includes corporate, shutdown operations and other non-core operations.

  Segment assets and Capital expenditures

  The following table details the segment assets and capital expenditures for the following years:

	Segment assets		Capital expenditures
	As at		Three months ended June 30,		Six months ended June 30,
	Jun 30, 2006	Dec 31, 2005
			2006	2005	2006	2005
Operating segments
Fort Knox	$173.1	$161.4	$12.6	$11.8	$21.5	$22.3
Round Mountain	177.0	174.6	5.5	1.7	8.4	2.7
La Coipa	166.1	156.0	2.9	1.2	5.9	2.2
Crixas	96.5	96.2	2.3	1.5	4.0	2.9
Paracatu	567.3	550.9	9.2	5.4	17.6	9.3
Musselwhite	116.1	119.5	1.2	0.7	2.3	1.9
Porcupine Joint Venture	105.9	103.3	5.7	6.7	10.4	12.8
Refugio	92.6	87.7	0.7	8.9	3.0	21.5
Other operations	72.6	123.6	1.3	0.1	1.9	0.2
Corporate and other(a)	218.6	124.9	0.4	0.6	1.5	0.9

Total	$1,785.8	$1,698.1	$41.8	$38.6	$76.5	$76.7

  (a)
  Includes corporate, shutdown operations and other non-core operations. Also includes $100.4 million and $63.5 million in cash and cash equivalents held at the Corporate level as at June 30, 2006 and December 31, 2005, respectively.

  Metal sales and Property, plant and equipment by geographical regions

	Metal sales				Property, plant & equipment
	Three months ended June 30,		Six months ended June 30,		As at
					June 30, 2006	December 31, 2005
	2006	2005	2006	2005
Geographic information:
United States	$126.3	$85.4	$215.2	$162.6	$191.8	$173.8
Canada	37.5	30.0	59.6	66.5	183.6	195.2
Brazil	43.1	28.1	81.5	57.0	561.9	552.7
Chile	38.2	15.1	78.5	34.0	138.9	143.0
Russia	7.2	16.0	15.8	34.3	—	—

Total	$252.3	$174.6	$450.6	$354.4	$1,076.2	$1,064.7

  The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. For the three months ended June 30, 2006, sales to four customers totaled $56.4 million, $42.7 million, $34.7 million and $25.6 million. For the three months ended June 30, 2005, sales to three customers totaled $44.4 million, $32.6 million, and $23.4 million.

  For the six months ended June 30, 2006, sales to four customers totaled $100.0 million, $68.0 million, $67.8 million and $47.5 million. For the six months ended June 30, 2005, sales to four customers totaled $90.7 million, $46.2 million, $46.0 million and $37.4 million.

11.  COMMITMENTS AND CONTINGENCIES

  General

  Estimated losses from loss contingencies are accrued by a charge to income when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

  Other legal matters

  The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

  Income taxes

  The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the tax authorities over the Company's interpretation of the country's income tax rules.

  Guarantee of third party contracts

  The Company has guaranteed the debt of one of its joint ventures. Under the agreement, the Company will stand ready to perform should the joint venture be unable to fulfill the payment under the credit facility. The joint venture will use its cash flows to satisfy the debt prior to making distributions to the Company's joint venture partner. The Company expects that the outstanding debt will be completely repaid during 2006. The maximum the Company would be required to pay under the agreement would be an additional $2.6 million attributable to its joint venture.

  Other commitments and contingencies

  Acquisition of Crown Resources Corporation

  On November 20, 2003, the Company announced that it had executed a definitive acquisition agreement with Crown Resources Corporation ("Crown") whereby it would acquire Crown and its wholly owned Buckhorn gold deposit located in north central Washington State. See discussion below.

12.  SUBSEQUENT EVENTS

  Agreement to acquire Crown Resources Corporation

  On November 20, 2003, Kinross announced that it had executed a definitive acquisition agreement (the "Agreement") with Crown Resources Corporation ("Crown") whereby Kinross would acquire Crown and its wholly owned Buckhorn gold deposit ("Buckhorn") located in north central Washington State, approximately 70 kilometers by road from the Company's Kettle River mill. The original agreement was based on an exchange ratio of 0.2911 of a common share of Kinross for each outstanding common share of Crown and was subject to the effectiveness of a registration statement covering the issuance of common shares filed with the SEC and approval by Crown shareholders. As a result of a review undertaken relating to the accounting for goodwill in the January 31, 2003 acquisition of TVX and Echo Bay Mines Ltd. ("Echo Bay"), the completion of the registration statement was delayed.

  On January 7, 2004, the Company and Crown announced that the termination date for the Agreement had been extended from December 31, 2004 to May 31, 2005. Kinross acquired 511,640 newly issued shares of Crown in a private placement for $1.0 million.

  Prior to the revised deadline of May 31, 2005, an amendment was signed that extended the termination date of the Agreement to March 31, 2006, subject to Kinross' filing its 2004 financial statements no later than December 31, 2005. Shareholders of Crown were to receive 0.34 shares of Kinross for each share of Crown. A valuation collar was also agreed upon in which the aggregate maximum value of Kinross common shares to be issued to Crown shareholders would be $110.0 million and the minimum value would be $77.5 million, excluding, in both cases, shares of Crown held by Kinross. The Company purchased a $10.0 million convertible debenture from Crown. The debenture is convertible into 5.8 million common shares of Crown. In the event the Agreement is terminated, Crown shall have the right to convert all amounts due under this debenture by providing 30 days' notice to Kinross.

  The Company has signed an amendment to extend the termination date from March 31, 2006 to December 31, 2006 and adjust the price that the Company will pay to acquire Crown and the Buckhorn gold deposit. Shareholders of Crown will now receive 0.32 shares of Kinross for each share of Crown, a decrease of 0.02 over the previous ratio of 0.34 and the valuation collar mentioned above has been removed. Assuming all of the outstanding Crown warrants and options are converted, a total of approximately 14.7 million common shares of Kinross will be issued upon the completion of the transaction.

  On July 14, 2006, the Company loaned Crown $2.0 million in order to buy out the only existing smelter return royalty from a third party covering the ore body at Buckhorn. This loan has a three-year term and bears interest at 11.25%.

  The Company's registration statement in respect of the Crown transaction was declared effective on July 28, 2006, and the prospectus was mailed to Crown shareholders on August 2, 2006. Crown will hold a shareholders' meeting on August 31, 2006, where its shareholders will vote on the transaction.

  George/Goose Lake property

  On May 30, 2006, Kinross signed a definitive agreement with Dundee Precious Metals Inc. to sell its interest in the George/Goose Lake property. This transaction closed on July 25, 2006.

  Blanket

  On July 5, 2006, the Company concluded its sale of the Blanket mine to Caledonia Mining Corporation. As a result of deconsolidating the Zimbabwe operations in 2001, the mine had a carrying value of nil.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION ("MD&A")
KINROSS GOLD CORPORATION CONSOLIDATED BALANCE SHEETS Unaudited (expressed in millions of U.S. dollars, except share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS Unaudited (expressed in millions of U.S. dollars, except per share and share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS Unaudited (expressed in millions of U.S. dollars)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY Unaudited (expressed in millions of U.S. dollars)
KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As at and for the three and six months ended June 30, (in millions of U.S. dollars )